UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 12, 2015 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q15 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q14, unless otherwise stated.

CPFL ENERGIA ANNOUNCES INCREASE OF 25.7% IN EBITDA IN 3Q15

Indicators (R$ Million)	3Q15	3Q14	Var.	9M15	9M14	Var.
Sales within the Concession Area - GWh	13,749	14,516	-5.3%	43,054	44,644	-3.6%
Captive Market	9,877	10,401	-5.0%	31,108	32,085	-3.0%
TUSD	3,872	4,115	-5.9%	11,946	12,560	-4.9%
Gross Operating Revenue(1)	8,393	5,381	56.0%	24,566	15,361	59.9%
Net Operating Revenue(1)	4,715	4,012	17.5%	14,652	11,427	28.2%
EBITDA (IFRS)(2)	1,080	860	25.7%	2,745	2,419	13.5%
Adjusted EBITDA(3)	1,074	999	7.6%	3,104	2,987	3.9%
Net Income (IFRS)	280	97	188.5%	513	417	23.0%
Adjusted Net Income(4)	305	228	33.8%	877	878	-0.2%
Investments	219	234	-6.6%	931	754	23.6%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)     Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

3Q15 HIGHLIGHTS

•     Sales dropped 5.3% in the concession area - residential (-5.1%), commercial (-2.9%) and industrial  (-7.4%)

•     Investments of R$ 219 million in 3Q15 and of R$ 931 million in 9M15

•     Conclusion of CPFL Piratininga’s tariff revision in October 2015: (i) increase of 5.31% of the parcel B (in relation to the RTE), from R$ 717 million to R$ 755 million; and (ii) pass through of R$ 475 million of accumulated CVA and other financial components

•     CPFL Energia’s shares were maintained in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), for the 4th consecutive year

•     CPFL Energia were maintained in the MSCI Global Sustainability Index Series, which include companies with the highest sustainability standards in their sectors, for the 2nd consecutive year

•     CPFL among the 150 best companies to work for by Exame Você S.A. Guide 2015, for the 14th consecutive year

•     CPFL among the 20 more innovative companies of Brazil in 2015 Best Innovator Award

•     CPFL Energia was selected as the best practice of water risks management in the 2015 edition of the CDP in Latin America

3Q15 Results | November 12, 2015

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC SCENARIO	6

3) ENERGY SALES	7
3.1) Sales within the Distributors’ Concession Area	7
3.1.1) Sales by segment – Concession Area	8
3.1.2) Sales to the Captive Market	9
3.1.3) TUSD	9
3.2) Contracted Demand in %	10
3.3) Generation Installed Capacity	10

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	10
4.1) Consolidation of CPFL Renováveis Financial Statements	12
4.2) Presentation of adjusted figures	13

5) ECONOMIC-FINANCIAL PERFORMANCE	13
5.1) Sectorial Financial Assets and Liabilities	13
5.2) Operating Revenue	14
5.3) Cost of Electric Energy	14
5.4) Operating Costs and Expenses	15
5.5) EBITDA	17
5.6) Financial Result	17
5.7) Net Income	18

6) DEBT	19
6.1) Debt (IFRS)	19
6.2) Debt (Proforma)	20
6.2.1) Debt Evolution in Proforma criteria (R$ Billion)	20
6.2.2) Debt Amortization Schedule in Proforma criteria	21
6.2.3) Indexation and Debt Cost in Proforma criteria	22
6.3) Net Debt and Leverage (Covenant criteria)	23
6.4) Ratings	23

7) INVESTMENTS	24

8) STOCK MARKETS	25
8.1) Stock Performance	25
8.2) Daily Average Volume	26

9) CORPORATE GOVERNANCE	26

10) CURRENT SHAREHOLDERS STRUCTURE – September 30, 2015	28

11) PERFORMANCE OF THE BUSINESS SEGMENTS	29
11.1) Distribution Segment	29
11.1.1) Economic-Financial Performance	29
11.1.1.1) Sectoral Financial Assets and Liabilities	29
11.1.1.2) Operating Revenue	29
11.1.1.3) Cost of Electric Power	30
11.1.1.4) Operating Costs and Expenses	31
11.1.1.5) EBITDA	33
11.1.1.6) Financial Result	34
11.1.1.7) Net Income	35
11.1.2) Annual Tariff Adjustment	35
11.1.3) 2015 Extraordinary Tariff Review (RTE)	36

Página 2 de 62

3Q15 Results | November 12, 2015

11.1.4) 4th Tariff Review Periodic Cycle	37
11.1.4.1) 4th Periodical Tariff Review Cycle – CPFL Piratininga	37
11.1.5) Operating Performance of Distribution	38
11.1.5.1) SAIDI and SAIFI	38
11.1.5.2) Losses	39
11.2) Commercialization and Services Segments	39
11.3) Conventional Generation Segment	40
11.3.1) Economic-Financial Performance	40
11.4) CPFL Renováveis	43
11.4.1) Economic-Financial Performance	43
11.4.2) Status of Generation Projects – 100% Participation	46

12) ATTACHMENTS	48
12.1) Statement of Assets – CPFL Energia	48
12.2) Statement of Liabilities – CPFL Energia	49
12.3) Income Statement – CPFL Energia (IFRS)	50
12.4) Income Statement – CPFL Energia (Adjusted)	51
12.5) Cash Flow – CPFL Energia	52
12.6) Income Statement – Conventional Generation Segment (IFRS)	53
12.7) Income Statement – Conventional Generation Segment (Adjusted)	54
12.8) Income Statement – CPFL Renováveis (IFRS)	55
12.9) Income Statement – CPFL Renováveis (Adjusted)	56
12.10) Income Statement – Distribution Segment (IFRS)	57
12.11) Income Statement – Distribution Segment (Adjusted)	58
12.12) Economic-Financial Performance – Distributors	59
12.13) Sales within the Concession Area by Distributor (in GWh)	61
12.14) Sales to the Captive Market by Distributor (in GWh)	62

Página 3 de 62

3Q15 Results | November 12, 2015

1) MESSAGE FROM THE CEO

Our results in 3Q15 improved significantly compared to both the same period in 2014 and to the previous quarter of 2015. This improvement primarily reflects the lower GSF in the quarter (combined with a lower PLD), less frequent non-recurring events and the many initiatives adopted by the Company to control losses and delinquency. The CPFL group is making every effort necessary to improve its operations and strategic plan, in the face of economic uncertainty in Brazil.

With the lower negative impact from the GSF, the association of our subsidiary CPFL Renováveis with DESA in October 2014 and the early delivery of Morro dos Ventos II wind farm, the Group’s conventional and renewable Generation segments contributed Adjusted EBITDA of R$ 324 million and R$ 159 million, respectively, for a material improvement compared to 3Q14. The Commercialization & Services segment posted EBITDA of R$ 38 million in the quarter.

Consumption in the concession area of the eight CPFL group distributors fell 5.3%, on a 5.1% decline in residential consumption, 2.9% decline in commercial consumption and 7.4% in industrial consumption. This performance is explained by the lower real wage bill, rising unemployment rates, weaker sales in the retail segment and declining industrial production, all of which are inherent to the negative GDP growth expected for 2015. In an effort to contain increasing delinquency, the Company strengthened its collection efforts starting this quarter, by increasing by 56% its actions for disconnections, collection, negative credit reporting and others, which have proven effective.

In terms of regulatory progress, CPFL Piratininga was the Group’s first distributor to undergo the 4th tariff revision cycle. Improvements to methodology, such as including Remuneration on Special Obligations and increasing the regulatory WACC to 8.09%, will start to reflect on the distributor’s remuneration. The pre-tax WACC will apply to a Net Regulatory Remuneration Base of R$ 1.9 billion. The average increase came to 21.11%, valid as of October 23, 2015, which includes the transfer of R$ 475 million of CVAs and other financial components, which will help reduce the volume of CVAs accumulated by the Group’s eight distributors, totaling R$ 1.9 billion by the end of 3Q151.  Another highlight was in the 5.31% increase in the Parcel B (in relation to the RTE), from R$ 717 million to R$ 755 million.

The Group’s leverage improved in the quarter, from 3.67 times at the end of 2Q15 to 3.46 times at the end of 3Q15. Accumulated CVAs accounted for 0.48 times in the ratio, which underlines the potential for reduction as these components are transferred to tariffs, a process that already started at CPFL Piratininga in October, as mentioned earlier.

Despite being downgraded from brAA+ to brAA by Standard&Poor’s, the Company continues to enjoy solid liquidity levels, with a cash position of R$ 3.7 billion, benefiting from the successful prefunding strategy rolled out in the first quarter of the year to cover debt maturing through the end of 2016.

In spite of industry discussions about the hydrologic risk of energy generators (GSF), I would like to inform that, on October 29, Aneel published Technical Note No. 238/2015 presenting a proposal to renegotiate conditions, which has been extensively debated over the four rounds of Public Hearing No. 32/2015. The process to make Provisional Decree No. 688/2015 into law is also making progress in Congress and we expect the process to be concluded soon. Overall, Aneel offered a number of possibilities to renegotiate the hydrologic risk, so that generators with contracts in the Regulated Contracting Environment (ACR) will be able to choose the level of GSF they assume by paying a premium equivalent to the risk. The generator will also be able to choose to keep any gains from the sale of secondary energy, by paying a higher premium for it. Finally, there is also the option to hedge against a possible reduction in the physical guarantee of plants, by paying a percentage of the contracts as premium. The premium will be paid by the end of each contract in this environment and the refund to which generators are entitled will be paid retroactively to January 1, 2015. With respect to the Free Contracting Environment (ACL), the renegotiation will occur not via the payment of premium, but via contracting of a hedge represented by reserve energy. CPFL Energia is now awaiting the publication of final details while it analyses the specific situation of each of its plants and contracts to assess whether or not to join the renegotiation.

1 Balance of financial sector assets and liabilities on 09/30/2015, deducted from tariff flags not approved by Aneel up to the date.

Página 4 de 62

3Q15 Results | November 12, 2015

Also in October, Aneel recommended the renewal of 40 Distribution concessions whose contracts were about to end, including five of CPFL croup. We believe the parameters for economic and quality sustainability set by Aneel are an important aspect in ensuring adequate services to consumers. I would also like to stress that these conditions do not pose a risk for our distributors, whose concession contracts are the object of extension. However, I believe that some agents could find it difficult to meet the requirements of the regulatory agency, which could create future opportunities for consolidation.

Lastly, I would like to reaffirm the commitments assumed by CPFL Energia. We are aware of the challenges imposed by the Brazil’s poor macroeconomic performance and have been seeking to collaborate in continued improvements to regulatory aspects in the industry. We also continue to pursue opportunities to maximize value to our shareholders and to extract the most of the expertise acquired by the CPFL Group in its fields of operation, aiming to ensure the sustainability of our businesses.

Wilson Ferreira Jr.

CEO of CPFL Energia

Página 5 de 62

3Q15 Results | November 12, 2015

2) MACROECONOMIC SCENARIO

In 3Q15, international projections for key developed and emerging economies continued to be revised downwards. Thus, weaker global demand could contribute less significantly to resumed economic growth in Brazil. World GDP is expected to grow 3.1% in 2015 and 3.5% in 2016.

After the revised results of 2Q15, which indicated annualized growth of 3.9%, the U.S. economy’s key activity indicators were weaker in the current quarter. Retail results show that the sector grew 2.3% in 3Q15 compared to 3Q14, with margin of 1.2%. This result reinforces the vision that household consumption is currently the main driver of growth in Brazil, as the stronger U.S. dollar adversely affects performance of industrial chains and the country’s balance of trade. The slowdown in the number of newly employed corroborates weaker readings of consumer confidence and the maintenance of projected growth of 2.5% for the country’s economy – in 3Q15, only 501,000 new positions were created, nearly 30% less than in 3Q14 and in the prior period.

Quarterly data for the Euro Zone shows that, despite continued geopolitical turmoil, economic activity continued to show slight signs of improvement. Quarterly indicators for retail and industrial production showed a similar trend: slight margin expansion and year-over-year growth of 2.0%. Readings of the Purchase Managers Index (PMI), which measure industrial and service activity, fell short of market expectations and in line with projections for European GDP in 3Q15 (+1.7% YoY).

China continues to undergo a process of economic rebalancing, with investments giving way to stimulus of domestic consumption. The slowdown in investments was one of the more notable aspects of international uncertainty in the quarter, which was a determining factor in curbing commodity prices and uncertainties regarding the performance of emerging economies. In 3Q15, indicators of economic activity show a decline in industrial production, which grew, on average, 6.0% - or 25% lower than in the same period last year. However, the performance of retail improved. Although not as vigorously as 2014, the sector is growing in 2015, which reflected in 6.9% expansion of the country’s GDP in the current quarter.

In Brazil, 3Q15 saw an intensification in economic contraction and deterioration of fiscal indicators. The downgrade by rating agencies and lower-than-expected tax income, coupled with difficulties to cut expenses, are hindering the effectiveness of austerity measures and consequent recovery from the recession cycle.

Moving in the opposite direction from creating jobs, the labor market worsened slightly in 3Q15, with the net elimination of 517,000 positions, according to the Ministry of Labor (Caged/MTE), with marked contractions in the industrial sector, followed by construction and services. Other indicators also point towards deterioration. According to PME/IBGE, the average income in metropolitan regions fell 3.4% in the quarter, while the unemployment rate reached 7.6% in September, 2 p.p. higher than in the same month last year.

Página 6 de 62

3Q15 Results | November 12, 2015

The worsening employment and income indicators, reduction in credit and increase in interest rates hindered the performance of retail, for another quarter of disappointing results. According to the Monthly Commerce Survey by IBGE, the volume of restricted retail sales (excluding vehicles and construction materials) fell 3.0% in August compared to the same month in 2014.   Generalized contractions, led by lower sales of staples (hypermarkets and supermarkets fell 2.2% YTD), also affected sales of furniture and home appliances, which fell 12.4% YTD compared to the year-ago period.

Industry continues to post flagging performance, significantly lower than 2014.  This quarter, industrial production plunged 9.5% from the same period in 2014. The factors behind decrease were the record-low capacity utilization (76.5% in September, significantly lower than the historical average of 83.5% between 2008 and 2015), the increase in inventory surplus and depressed readings of business confidence. In September, the industry confidence index measured by FGV fell to its lowest level since it started in 1995 – led by extreme pessimism in relation to expectation indicators and internal demand. Despite a strong decrease in production and historically low levels of capacity utilization, industrial inventories are still quite high, particularly in the capital goods sector.

As a result, indicators are showing a two-year recession, with negative GDP growth of 3.0% in 2015 and 1.0% in 2016, according to LCA Consultores.

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 3Q15, sales within the concession area, achieved by the distribution segment, totaled 13,749 GWh, a decrease of 5.3%.

Sales within the Concession Area - GWh
	3Q15	3Q14	Var.	9M15	9M14	Var.
Captive Market	9,877	10,401	-5.0%	31,108	32,085	-3.0%
TUSD	3,872	4,115	-5.9%	11,946	12,560	-4.9%
Total	13,749	14,516	-5.3%	43,054	44,644	-3.6%

In 3Q15, sales to the captive market totaled 9,877 GWh, a decrease of 5.0%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 3,872 GWh in 3Q15, a decrease of 5.9%. These reductions reflect the turmoil of the macroeconomic scenario, which has resulted in the drop in industrial production, lower sales volume of retail trade and reducing real income mass.

Página 7 de 62

3Q15 Results | November 12, 2015

Sales within the Concession Area - GWh
	3Q15	3Q14	Var.	9M15	9M14	Var.	Part.
Residential	3,761	3,964	-5.1%	12,071	12,325	-2.1%	27.4%
Industrial	5,614	6,061	-7.4%	17,230	18,321	-6.0%	40.8%
Commercial	2,246	2,313	-2.9%	7,368	7,408	-0.5%	16.3%
Others	2,129	2,178	-2.2%	6,385	6,591	-3.1%	15.5%
Total	13,749	14,516	-5.3%	43,054	44,644	-3.6%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.13.

Noteworthy in 3Q15, in the concession area:

•           Residential and commercial segments (27.4% and 16.3% of total sales, respectively): down by 5.1% and 2.9%, respectively. This performance reflects the changes in the labor market, with the hike of unemployment, the decrease of the volume in real income and the increase in electricity tariffs. These classes were also negatively impacted by milder temperatures and by the greater number of days in the billing schedule (-1 day).

•           Industrial segment (40.8% of total sales): decrease of 7.4%, reflecting weaker performance of the economic activity and the fall of the business confidence in the industry recently and excessive inventories observed in the industry in recent months. This result was mainly influenced by CPFL Paulista, which recorded the biggest drop among the distributors (-7.2 % or 209 GWh).

3.1.1) Sales by segment – Concession Area

Página 8 de 62

3Q15 Results | November 12, 2015

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	3,761	3,964	-5.1%	12,071	12,325	-2.1%
Industrial	1,982	2,185	-9.3%	6,082	6,484	-6.2%
Commercial	2,047	2,117	-3.3%	6,701	6,821	-1.8%
Others	2,088	2,136	-2.2%	6,254	6,455	-3.1%
Total	9,877	10,401	-5.0%	31,108	32,085	-3.0%

Note: The tables with captive market sales by distributor are attached to this report in item 12.14.

The retail sales were influenced mainly by the decrease in consumption in the industrial class which, in turn, reflects the slowdown in economic activity, the fall of the confidence level and the excessive inventories as explained above. Another key factor that influenced the captive market was the performance of the residential segment, which decreased consumption in quarterly comparisons for the second time in a row, something that has not happened since the 2001 rationing period.

3.1.3) TUSD

TUSD - GWh
	3Q15	3Q14	Var.	9M15	9M14	Var.
Industrial	3,632	3,877	-6.3%	11,148	11,837	-5.8%
Commercial	200	196	1.7%	667	587	13.7%
Others	41	42	-2.9%	131	136	-3.8%
Total	3,872	4,115	-5.9%	11,946	12,560	-4.9%

TUSD by Distributor - GWh
	3Q15	3Q14	Var.	9M15	9M14	Var.
CPFL Paulista	1,924	2,031	-5.2%	5,902	6,143	-3.9%
CPFL Piratininga	1,370	1,467	-6.6%	4,293	4,565	-6.0%
RGE	478	518	-7.7%	1,450	1,551	-6.5%
CPFL Santa Cruz	11	10	8.2%	34	34	1.7%
CPFL Jaguari	17	16	9.1%	51	55	-6.3%
CPFL Mococa	6	7	-11.8%	19	20	-7.2%
CPFL Leste Paulista	12	12	5.2%	36	35	4.0%
CPFL Sul Paulista	53	55	-4.2%	161	157	2.1%
Total	3,872	4,115	-5.9%	11,946	12,560	-4.9%

Página 9 de 62

3Q15 Results | November 12, 2015

3.2) Contracted Demand in %

Contracted demand evolution | % Compared to the same month last year

3.3) Generation Installed Capacity

In 3Q15, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,129 MW of installed capacity, an increase of 1.2% compared to 3Q14. This increase is mainly due to the addition of Morro dos Ventos II (2Q15) wind farms. The association of CPFL Renováveis with Dobrevê Energia S.A. (DESA) was concluded in September, 2014, effectively as of October, 2014, adding 277.6 MW of installed capacity in operation and 53.2 MW of installed capacity in construction.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis as of 09/30/2015.

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

Página 10 de 62

3Q15 Results | November 12, 2015

As of Septemebr 30, 2015 and 2014, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,201	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,649	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,438	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	205	16 years	July 2015 (i)
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015 (i)
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	16 years	July 2015 (i)
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	83	16 years	July 2015 (i)
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	16 years	July 2015 (i)

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed power (MW)	
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 4 SHP (a) e 1 Thermal	729	729
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPs (g)	4	4

Notes:

a)      SHP – Small Hydroelectric Plant

b)      Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

c)      CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At September 30, 2015, CPFL Renováveis had a portfolio of 127 project, being 2,919.5 MW of installed capacity (1,799.3  MW operational), as follows:

(i)      Hydroelectric generation: 48 SHP’s (568  MW) being 38 SHP’s operational (399 MW) and  10 SHP’s under developing  (169 MW);

(ii)     Wind power generation: 70 projects (1,980.4 MW) being 34 projects operational (1,029.2 MW) and 36 projects under construction/developing (951.2 MW);

(iii)    Biomass power generation: 8 plants operational (370 MW);

(iv)    Solar energy generation: 1 solar plant operational (1.1 MW).

d)      The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó.

Página 11 de 62

3Q15 Results | November 12, 2015

e)      The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

f)       In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services.

g)      MHP – micro hydroelectric plant

h)      The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants.

4.1) Consolidation of CPFL Renováveis Financial Statements

On September 30, 2015, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

Página 12 de 62

3Q15 Results | November 12, 2015

4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (IFRS - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue[2]	8,392,998	5,381,214	56.0%	24,566,166	15,361,155	59.9%
Net Operating Revenue[2]	4,715,123	4,011,722	17.5%	14,652,020	11,426,915	28.2%
Cost of Electric Power	(3,140,041)	(2,660,856)	18.0%	(10,349,581)	(7,653,506)	35.2%
Operating Costs & Expenses	(1,104,974)	(995,803)	11.0%	(3,403,628)	(2,940,586)	15.7%
EBIT	722,157	585,316	23.4%	1,666,580	1,468,876	13.5%
EBITDA[3]	1,080,323	859,568	25.7%	2,744,996	2,418,505	13.5%
Financial Income (Expense)	(346,537)	(374,980)	-7.6%	(900,024)	(821,929)	9.5%
Income Before Taxes	419,223	197,345	112.4%	891,541	744,961	19.7%
Net Income	280,221	97,131	188.5%	512,771	416,828	23.0%

Consolidated Income Statement - CPFL ENERGIA (Adjusted - R$ Thousands)[1]
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue[2]	8,320,248	5,149,868	61.6%	24,380,287	15,183,994	60.6%
Net Operating Revenue[2]	4,644,670	3,809,665	21.9%	14,496,647	11,309,690	28.2%
Cost of Electric Power	(2,966,730)	(2,176,013)	36.3%	(9,564,058)	(6,470,017)	47.8%
Operating Costs & Expenses	(1,131,566)	(1,135,950)	-0.4%	(3,439,031)	(3,292,782)	4.4%
EBIT	798,422	727,955	9.7%	2,261,327	2,182,946	3.6%
EBITDA[3]	1,074,219	998,600	7.6%	3,103,858	2,986,885	3.9%
Financial Income (Expense)	(326,033)	(350,461)	-7.0%	(854,955)	(757,265)	12.9%
Income Before Taxes	472,389	377,494	25.1%	1,406,372	1,424,728	-1.3%
Net Income	305,284	228,156	33.8%	876,841	878,357	-0.2%

Notes:

(1)    Adjusted figures take into account CPFL’s  equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 2014 and disregard non-recurring effects. Since 4Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, are being recognized by the IFRS. The details considering adjusted EBITDA are in item 5.5of this report;

(2)    Disregard construction revenues;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

5.1) Sectorial Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 3Q15, the total sectoral financial assets and liabilities was accounted in the amount of R$ 660 million (net of PIS and COFINS). On September 30, 2015, the balance of these sectoral financial assets and liabilities was of R$ 2,302 million (R$ 1,907 million, excluding tariff flags not approved by Aneel up to the date).

Página 13 de 62

3Q15 Results | November 12, 2015

5.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 8,393 million in 3Q15, an increase of 56.0% (R$ 3,012 million). The adjusted gross operating revenue was of R$ 8,320 million, an increase of 61.6% (R$ 3,170 million).

Net operating revenue (IFRS disregarding the revenue from the construction of concession infrastructure) reached R$ 4,715 million in 3Q15, an increase of 17.5% (R$ 703 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 4,645 million, an increase of 21.9% (R$ 835 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•         Increase of revenues in the Distribution segment, in the amount of R$ 952 million (for more details, see item 11.1.1);

•         Increase of revenues in CPFL Renováveis, in the amount of R$ 9 million;

Partially offset by:

•         Decrease of revenues in the Conventional Generation segment, in the amount of R$ 79 million; and

•         Increase of revenues in the Commercialization and Services segment, in the amount of R$ 47 million.

5.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,140 million in 3Q15, representing an increase of 18.0% (R$ 479 million). The adjusted cost of electric energy was R$ 2,967 million in 3Q15, an increase of 36.3% (R$ 791 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale (IFRS) in 3Q15 reached R$ 2,692 million, an increase of 4.4% (R$ 114 million), mainly due to the following non-recurring events:

✓ GSF (Generation Scale Factor), in the amount of R$ 53 million in 3Q15 versus R$ 123 million in 3Q14; and

✓ CPFL Renováveis’ energy purchase for SHPPs, totaling R$ 0.6 million in 3Q15 versus R$ 0.4 million in 3Q14.

In the adjusted figures, that disregard these effects, the cost of electric power purchased for resale in 3Q15 was R$ 2,511 million, an increase of 19.6% (R$ 412 million). The increase reflects the higher prices of purchased energy from Itaipu HPP and the recording of ACR account loans in 3Q14, which was not repeated this year. This can be detailed by the variations below:

            (i)       Increase in the cost of energy from Itaipu (R$ 443 million), mainly due to the increase of 132.4% in the average purchase price (R$ 305.77/MWh in 3Q15 vs R$ 131.55/MWh in 3Q14),  despite the decrease of 1.9% (or 50 GWh) in the volume of purchased energy;

           (ii)        The recording of ACR account loans in 3Q14, in the amount of R$ 205 million, in order to cover costs with involuntary exposure and thermal dispatch incurred by the distribution companies;

Página 14 de 62

3Q15 Results | November 12, 2015

Partially offset by:

          (iii)   Decrease in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 208 million), mainly caused by the decrease of 8.3% in the average purchase price (R$ 173.86/MWh in 3Q15 vs R$ 189.56/MWh in 3Q14) and of 1.8% (196 GWh) in the volume of purchased energy;

         (iv)       Decrease in the amount of energy purchased in the spot market (R$ 8 million), excluding GSF effects (non-recurring), due to lower spot prices (in SE/CW, R$ 204.07/MWh in 3Q15 vs R$ 677.01/MWh in 3Q14; in South, R$ 192.70/MWh in 3Q15 vs R$ 647.19/MWh in 3Q14);

          (v)       Decrease of 1.1% in the PROINFA cost (R$ 1 million), mainly due to the decrease of 7.8% (21 GWh) in the volume of purchased energy, partially offset by the increase of 7.2% in the average purchase price (from R$ 250.04/MWh in 3Q14 to R$ 268.07/MWh in 3Q15);

         (vi)       PIS and Cofins tax credits (R$ 20 million).

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 448 million in 3Q15, an increase of 440.4% (R$ 365 million) if compared to 3Q14. In adjusted figures, that take into account the proportionate consolidation of generation assets and 3Q14 sectorial financial assets, sector charges reached R$ 456 million in 3Q15, an increase of 491.2% (R$ 378 million), due to the following factors:

            (i)   Increase in the system service usage charges – ESS (R$ 314 million), from a revenue of R$ 152 million in 3Q14 to a cost of R$ 162 million in 3Q15, due to the spot price (PLD) reduction;

           (ii)        Variation of R$ 96 million in Reserve Energy Charge – EER, recorded in 3Q15 and not observed in 3Q14;

          (iii)       Increase of R$ 6 million in other sector charges (connection, usage of the distribution system, Itaipu transmission and basic network charges);

Partially offset by:

         (iv)      PIS and Cofins tax credits (R$ 37 million).

5.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 1,105 million in 3Q15, an increase of 11.0% (R$ 109 million). Adjusted operating costs and expenses were R$ 1,132 million in 3Q15, a decrease of 0.4% (R$ 4 million), due to the following factors:

•         Increase of 9.4% (R$ 22 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 252 million in 3Q15, has its counterpart in the “operating revenue”;

•         Depreciation and Amortization, which represented an increase of 1.9% (R$ 5 million), are mainly explained by (i) the increase in the CPFL Renovaveis (R$ 8 million) due to the depreciation of the assets that went into operation between 3Q14 and 3Q15; (ii) increase in the Commercialization and Services Business (R$ 3 million), due to the expansion of the activities of Services segment; (iii) increase of R$ 1 million in the Distribution business and (iv) increase of R$ 1 million in the Conventional Generation business. This increase was partially offset by decrease in the “Intangible of concession amortization” (R$ 8 million), due to the discontinuance of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa. At the time, these companies are in the renewal process of their concessions.

Página 15 de 62

3Q15 Results | November 12, 2015

•         Increase of 35.8% in the Private Pension Fund expenses (R$ 4 million);

Partially offset by:

•         The adjusted PMSO item, that reached R$ 588 million in 3Q15, compared to R$ 623 million in 3Q14, registering a decrease of 5.7% (R$ 36 million);

The table below lists the main variation in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	3Q15	3Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(237.4)	(213.4)	(24.1)	11.3%
Material	(38.7)	(31.3)	(7.4)	23.6%
Outsourced Services	(142.7)	(127.0)	(15.7)	12.4%
Other Operating Costs/Expenses	(103.6)	(94.9)	(8.8)	9.2%
Legal, judicial and indemnities expenses	(31.6)	(14.8)	(16.9)	114.2%
Allowance for doubtful accounts	(47.6)	(28.6)	(19.0)	66.5%
Others	(24.4)	(51.5)	27.1	-52.7%
Reported PMSO (IFRS) - (A)	(522.5)	(466.6)	(55.9)	12.0%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	6.3	5.0
Material	(73.8)	(161.8)
Outsourced Services	11.5	5.8
Other Operating Costs/Expenses	(9.1)	(5.4)
Legal, judicial and indemnities expenses	0.3	(0.0)	0.3	-
Allowance for doubtful accounts	1.1	0.3	0.8	302.2%
Others	(10.5)	(5.7)	(4.8)	84.7%
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(65.1)	(156.5)	91.4	-58.4%
Adjusted PMSO
Personnel	(231.1)	(208.3)	(22.7)	10.9%
Material	(112.5)	(193.1)	80.6	-41.7%
Outsourced Services	(131.2)	(121.3)	(9.9)	8.2%
Other Operating Costs/Expenses	(112.7)	(100.3)	(12.4)	12.4%
Legal, judicial and indemnities expenses	(75.6)	(45.1)	(16.6)	112.4%
Allowance for doubtful accounts	(41.2)	(23.6)	(17.9)	62.6%
Others	4.0	(31.6)	22.1	-38.8%
Total adjusted PMSO - (C) = (A) + (B)	(587.5)	(623.0)	35.5	-5.7%

This variation is explained mainly by the following aspects:

            (i)        Personnel expenses, that recorded an increase of 10.9% (R$ 23 million), mainly due to: (i.a) Collective Bargaining Agreement – wages and benefits (R$ 13 million); (i.b) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 5 million); (i.c) increase in CPFL Renovaveis (R$ 1 million) and (i.d) others (R$ 4 million);

           (ii)       Other operational costs/expenses, that registered an increase of 12.4% (R$ 12 million), mainly due to increase of legal and court expenses (R$ 18 million) and allowance for doubtful accounts (R$ 17 million), partially offset by the reduction in the Other item (R$ 22 million), mainly due to: (ii.a) booking of R$ 5 million related to ANEEL inspection. This rate came to be recorded as income deductions as from 2015; (ii.b) decrease in the CPFL Renováveis (R$ 4 million) due to the right of insurance indemnity (1st payment) related to the TPP Bio Pedra turbine (R$ 2 million); (ii.c) reduction in the loss on the disposal and decommissioning of assets (R$ 4 million); (ii.d) decrease in costs/expenses with donations, contributions, and subsidies (R$ 2 million); (ii.e) reduction in publicity and advertising (R$ 1 million); and (ii.f) others effects (R$ 6 million);

Página 16 de 62

3Q15 Results | November 12, 2015

          (iii)      Out-sourced services expenses, which registered an increase of 8.2% (R$ 10 million), mainly due to (iii.a) maintenance of the electrical system, machinery and equipment and hardware and software maintenance (R$ 7 million) and (iii.b) higher default recovery services (R$ 5 million);

Partially offset by:

         (iv)        Decrease of 41.7% in Material (R$ 81 million), mainly explained by (iv.a) additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 91 million in Conventional Generation, partially offset by (iv.b) increase of Distribution business (R$ 5 million) mainly due to (iv.b.1) higher replacement of materials for line and grid maintenance (R$ 2 million) and (iv.b.2) higher expenses with fleet maintenance (R$ 1 million) and (iv.c) other effects (R$ 5 million).

The items related to oil acquisition by Epasa and operating costs and expenses (PMSO) of Service segment are directly associated to revenue generation from these activities.

5.5) EBITDA

3Q15 IFRS EBITDA reached R$ 1,080 million, an increase of 25.7% (R$ 220 million). The adjusted EBITDA in 3Q15 totaled R$ 1,074 million, compared to R$ 999 million in 3Q14, an increase of 7.6%.

EBITDA conciliation - IFRS x adjusted (R$ million)
	3Q15	3Q14	Var.
EBITDA - IFRS (A)	1,080	860	25.7%
(+) Proportional Consolidation of Generation (B)	(60)	(36)
(+) Regulatory Assets and Liabilities (C)	-	52
(+) Non-recurring effects (D)	54	123
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	54	123
Adjusted EBITDA (A + B + C + D)	1,074	999	7.6%

5.6) Financial Result

In 3Q15, net financial expense (IFRS) was of R$ 347 million, a decrease of 7.6% (R$ 28 million) compared to the net financial expense of R$ 375 million reported in 3Q14. The adjusted net financial expense was R$ 326 million, a decrease of 7.0% if compared to the same period of 2014 (R$ 24 million).

The items explaining these variations in adjusted Financial Result are as follows:

Página 17 de 62

3Q15 Results | November 12, 2015

•         Financial Revenues: increase of 116.5% (R$ 221 million), from R$ 190 million in 3Q14 to R$ 411 million in 3Q15, mainly due to the following factors:

(i)   Restatement of concession’s financial asset (R$ 146 million), from a expense of R$ 21 million in 3Q14 to a revenue of R$ 125 million in 3Q15, due to IGP-M variation and a higher asset base, of which R$ 72 million refer to the restatement of CPFL Piratininga’s financial asset, following the adoption of the 4th Cycle of Tariff, for the constitution of the new Regulatory Asset Base (RAB);

(ii)           Restatement of sectorial financial assets (R$ 29 million);

(iii)          Increase in arrears of interest and fines (R$ 20 million);

(iv)         Increase in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers (R$ 12 million);

(v)  Restatement of unbound derivatives in CPFL Geração (R$ 17 million), which counterpart in equal amount (related to debt of generation projects), was recorded as monetary and exchange variations in financial expenses;

(vi)   Restatement of the balance of tariff subsidies, as determined by ANEEL (R$ 12 million);

(vii)  Other effects (R $ 10 million);

Partially offset by:

(viii)  PIS and COFINS on financial revenues (R$ 19 million); and

(ix)   Decrease in the income from financial investments and monetary and exchange adjustments (R$ 7 million), due to the lower average cash balance (R$ 3.1 billion in 3Q15 versus R$ 4.0 billion in 3Q14).

•         Financial Expenses: increase of 36.4% (R$ 197 million), from R$ 540 million in 3Q14 to R$ 737 million in 3Q15, mainly due to the following factors:

(i)       Increase of debt charges and monetary and exchange variations (R$ 142 million), due to the higher average CDI interbank rate, from 11.56% in 3Q14 to 14.70% in 3Q15, and the debt stock;

(ii)     Currency variation in Itaipu invoices (R$ 97 million), offset by the sectorial financial assets and liabilities, which comprises the operating revenue;

(iii)    Increase in the financial expenses with the Use of Public Asset (UBP) (R$ 11 million), due to the variation of the IGP-M, index used to update this item;

Partially offset by:

(iv)     Mark-to-market effect for financial operations under Law 4,131 (non-cash effect) (R$ 33 million);

(v)      Restatement of sectorial financial liabilities (R$ 10 million); and

(vi)     Other effects (R$ 11 million).

5.7) Net Income

In 3Q15, net income (IFRS) was R$ 280 million, an increase of 188.5% if compared to 3Q14. Adjusted net income totaled R$ 305 million, an increase of 33.8% if compared to 3Q14.

Página 18 de 62

3Q15 Results | November 12, 2015

Net Income conciliation - IFRS x adjusted (R$ million)
	3Q15	3Q14	Var.
Net Income - IFRS (A)	280	97	188.5%
(+) Proportional Consolidation of Generation (B)	(12)	(3)
(+) Regulatory Assets and Liabilities (C)	-	45
(+) Non-recurring effects (D)	37	89
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	37	89
Adjusted Net Income (A + B + C + D)	305	228	33.8%

6) DEBT

6.1) Debt (IFRS)

Notes: 1) Considering the proportional consolidation of CPFL Renováveis, Ceran, Baesa, Enercan, Foz do Chapecó and Epasa ; 2) For debt linked to foreign currency (27.1 % of total), swaps are contracted, which convert indexing for CDI; 3) PSI - Investment Support Program.

Página 19 de 62

3Q15 Results | November 12, 2015

Net Debt in IFRS

IFRS - R$ Thousands	3Q15	3Q14	Var.
Financial Debt (including hedge)	(19,291,473)	(17,444,684)	10.6%
(+) Available Funds	4,033,374	4,000,285	0.8%
(=) Net Debt	(15,258,099)	(13,444,399)	13.5%

6.2) Debt (Proforma)

6.2.1) Debt Evolution in Proforma criteria (R$ Billion)

Página 20 de 62

3Q15 Results | November 12, 2015

Note: (*) These graphics do not consider MTM and expenses with funding and issuance.

6.2.2) Debt Amortization Schedule in Proforma criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 12-18 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the end of 2014, CPFL Energia, envisioning a more restrictive credit scenario in 2015, started working in 2016 prefunding.

Debt Amortization Schedule in Proforma criteria (Sep/15)

Note: Considers the principal debt, including hedge; In 2016, amortization is from October.

The cash position at the end of 3Q15 has coverage ratio of 1.70x the amortizations of the next 12 months, enough to honor all amortization commitments until around the beginning of 2017. The average amortization term, calculated by this schedule, is 3.51 years.

Página 21 de 62

3Q15 Results | November 12, 2015

Financial Debt - 3Q15 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	300,000	-	-	-	673,395	-	-	-	973,395	-	973,395
Distribution	289,806	1,287,344	25,881	466,294	4,544	10,626	1,052,116	5,359,477	-	2,245,000	1,372,347	9,368,740	10,741,087
Commercialization and Services	3,737	23,996	1,975	3,957	1,263	1,734	-	71,086	-	228,000	6,975	328,773	335,748
Conventional Generation	175,969	1,154,712	-	617,520	10,164	73,688	-	411,720	25,286	2,298,697	211,419	4,583,173	4,794,594
CPFL Renováveis	140,247	1,365,190	-	-	41,698	350,952	-	-	119,089	1,043,684	301,033	2,759,826	3,060,859
Other	3,242	56,699	7,644	26,860	-	-	14,222	-	-	-	25,108	83,559	108,668

Debt (Principal)	613,000	3,887,941	335,500	1,114,631	57,669	436,999	1,739,733	5,842,283	144,374	5,815,381	2,890,276	17,124,072	20,014,350

Charges											276,601	(413,031)	(136,430)

Hedge											(700,201)	(1,737,414)	(2,437,615)

Financial Debt Including Hedge											2,466,676	14,974,899	17,441,575
Percentage on total (%)											14.1%	85.9%	100.0%
Private Pension Fund (PPF)											77,315	337,839	415,153
Financial Debt (Including Private Pension Fund)											2,543,991	15,312,738	17,856,729
Percentage on total (%)											14.2%	85.8%	100.0%

6.2.3) Indexation and Debt Cost in Proforma criteria

Notas: 1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; 2) For debt linked to foreign currency (27.1% of total), swaps are contracted, which convert the indexation to CDI; 3) PSI - Investment Support Program.

Gross Debt Cost* in Proforma criteria – LTM

Nota: (*)Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

Página 22 de 62

3Q15 Results | November 12, 2015

6.3) Net Debt and Leverage (Covenant criteria)

Pro forma (*) - R$ Thousands	3Q15	3Q14	Var.
Financial Debt (including hedge) [1]	(17,441,575)	(16,811,573)	3.7%
(+) Available Funds	3,715,611	3,822,055	-2.8%
(=) Net Debt	(13,725,964)	(12,989,517)	5.7%

EBITDA Proforma [2]	3,970,892	3,895,617	1.9%

Net Debt / EBITDA	3,46x	3,33x	0,12x

Notas: 1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA. 2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In 3Q15, Net Debt Pro-forma totaled R$ 13,726 million, an increase of 5.7% compared to net debt position at the end of 3Q14 in the amount of R$ 12,990 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 13,726 million and adjusted EBITDA reached R$ 3,971 million, and the adjusted Net Debt / adjusted EBITDA at the end of 3Q15 reached 3,46x.

6.4) Ratings

In September 2015, Standard&Poor’s Ratings Agency downgraded the Brazilian sovereign rating and outlook, impacting CPFL Energia and its subsidiaries. The automatic downgrade changed CPFL Energia rating from brAA+, with stable outlook, to brAA, with negative outlook.

Nevertheless, CPFL Energia has kept a solid cash balance, reduction in its leverage in covenant criteria and good debt profile.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2012	2013	2014	3Q15
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA
	Outlook	Stable	Stable	Stable	Negative
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA (bra)
	Outlook	Stable	Stable	Stable	Stable

Note: Considers the position in the end of the period.

Página 23 de 62

3Q15 Results | November 12, 2015

7)  INVESTMENTS

Investiments (IFRS - R$ Thousand)
Segment	3Q15	3Q14	Var.	9M15	9M14	Var.
Distribution	191,773	154,342	24.3%	612,642	502,356	22.0%
Generation - Conventional	1,140	2,164	-47.3%	2,574	5,230	-50.8%
Generation - Renewable*	11,587	60,960	-81.0%	287,131	174,327	64.7%
Commercialization	532	1,084	-50.9%	1,219	2,520	-51.6%
Services	13,273	15,374	-13.7%	27,274	69,339	-60.7%
Others	273	18	1416.7%	548	18	2944.4%
Total	218,578	233,942	-6.6%	931,388	753,790	23.6%
Transmission	4,326	16,892	-74.4%	30,779	27,823	10.6%
Special Obligations	87,634	47,685	83.8%	174,277	125,680	38.7%
Note (*): The difference of R$ 25 million is listed at the line "Property, Plant and Equipament Suppliers" on CPFL Renováveis's ITR

In 3Q15, R$ 219 million were invested in business maintenance and expansion, 6.6% lower than 3Q14. However, CPFL Energia’s investments totaled R$ 931 million in 9M15, which represents an increase of 23.6% YoY. In addition, we invested R$ 4 million in the quarter (R$ 31 million in 9M15) in the construction of CPFL Transmissão’s  transmission lines and,  according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non-current assets. CPFL Energia also booked R$ 88 million in Special Obligations in the quarter (R$ 174 million in 9M15) among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 3Q15, in each segment:

         (i)   DisCos:

a.    Strengthening and expansion the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   GenCos:

a.    Campo dos Ventos II Wind Farm;

b.    São Benedito Wind Farm;

c.    Pedra Cheirosa Wind Farm;

d.    Mata Velha SHPP.

Página 24 de 62

3Q15 Results | November 12, 2015

Investment Plan by the Group for the Next 5 Years1

IFRS – 100% CPFL Renováveis and CERAN (R$ Million)

Investment Plan by the Group for the Next 5 Years1

8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia, which has a current free float of 31.9% (up to September 30, 2015), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance

Date	BM&FBovespa			NYSE
	CPFE3 (R$)	IEE	IBOV	CPL (US$)	DJBr20	Dow Jones
09/30/2014	18.52	27,596	54,115	15.55	24,025	17,043
06/30/2015	19.25	30,253	53,080	12.25	17,771	17,620
09/30/2015	14.87	25,775	45,059	7.50	12,159	16,285
Δ 3Q15	-22.8%	-14.8%	-15.1%	-38.8%	-31.6%	-7.6%
Δ YoY	-19.7%	-6.6%	-16.7%	-51.8%	-49.4%	-4.4%

Página 25 de 62

3Q15 Results | November 12, 2015

On September 30, the price shares closed at R$ 14.87 on BM&FBovespa and $ 7.50 on NYSE. In 3Q15, the shares devalued 22.8% and 38.8%, respectively. Year over year, the shares devalued 19.7% on BM&FBovespa and 51.8% on NSYSE.

8.2) Daily Average Volume

The daily trading volume in 3Q15 averaged R$ 39.8 million, of which R$ 23.4 million on the BM&FBOVESPA and R$ 16.4 million on the NYSE, 16.7 up compared to 3Q14. The number of trades on the BM&FBOVESPA increased by 35.5%, rising from a daily average of 4,471, in 3Q14, to 6,059 in 3Q15.

9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, fairness, accountability and corporate responsibility.

In 2014, CPFL marked 10 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

Página 26 de 62

3Q15 Results | November 12, 2015

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Risk Management Processes, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, monitoring of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board. In 2015, the name was changed from Board of Directors Advisory Council to Corporate Governance Advisory Council.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of Executive board, in line with governance guidelines, was changed on May 2015.  The change in Company’s Bylaws, which were approved at the General Shareholders Meeting held on April 29, 2015, created a new vice President position subordinated to the CEO, who passes 5 (five) to 6 (six) Executive vice Presidents, standing in line with our succession program. The mandates of the Executive vice Presidents endures two years, with a re election possibility, besides they sit on the Boards of the subsidiaries. Moreover, they nominate their respective executive officers. Therefore, the changes in CPFL Energia aims to create the bases required to consolidate as the leader of Brazilian power Market, always seeking the efficient management of its assets and sustainable opportunities to create value for its stakeholders.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

Página 27 de 62

3Q15 Results | November 12, 2015

10) CURRENT SHAREHOLDERS STRUCTURE – September 30, 2015

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes 3.0% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

(3) Includes the 0.3% stake of Petros pension fund and Bonaire Participações S.A.;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

Página 28 de 62

3Q15 Results | November 12, 2015

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue (IFRS)(1)	7,382,233	4,333,650	70.3%	21,631,641	12,539,210	72.5%
Adjusted Gross Operating Revenue(1)	7,382,233	4,085,409	80.7%	21,631,641	12,189,901	77.5%
Net Operating Revenue (IFRS)(1)	3,802,257	3,063,747	24.1%	12,009,281	8,875,832	35.3%
Adjusted Net Operating Revenue(1)	3,802,257	2,850,198	33.4%	12,039,281	8,604,619	39.9%
Cost of Electric Power	(2,809,436)	(2,221,499)	26.5%	(9,249,663)	(6,541,338)	41.4%
Operating Costs & Expenses	(796,755)	(705,497)	12.9%	(2,448,394)	(2,121,835)	15.4%
EBIT	443,626	350,112	26.7%	1,047,049	820,889	27.6%
EBITDA (IFRS)(2)	561,337	466,424	20.3%	1,405,035	1,165,877	20.5%
Adjusted EBITDA(3)	561,337	518,409	8.3%	1,484,847	1,476,416	0.6%
Financial Income (Expense)	(125,351)	(183,317)	-31.6%	(254,443)	(295,024)	-13.8%
Income Before Taxes	318,274	166,795	90.8%	792,606	525,865	50.7%
Net Income (IFRS)	201,007	97,420	106.3%	511,469	317,573	61.1%
Adjusted Net Income(4)	201,007	142,665	40.9%	564,145	566,449	-0.4%

Notes:

(1)     Excludes Construction Revenue;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)     Adjusted Net Income considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(5)     The distributors’ financial performance tables are attached to this report in item 12.12.

11.1.1.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Brazilian Securities and Exchange Commission (CVM) approved, in December 2014, through Deliberation no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of the electric energy distributors, which are now called “sectoral financial assets and liabilities”.

In 3Q15, the total sectoral financial assets and liabilities was accounted in the amount of R$ 660 million (net of PIS and COFINS). On September 30, 2015, the balance of these sectoral financial assets and liabilities was of R$ 2,302 million (R$ 1,907 million, excluding tariff flags not approved by Aneel up to the date).

11.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results, because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 7,382 million, an increase of 70.3% (R$ 3,049 million), due to the following factors:

•        Increase of 56.7% (R$ 2,286 million) in the revenue with energy sale (captive + TUSD), due to the positive average tariff adjustment in the distribution companies for the period between 3Q14 and 3Q15 (due to the annual tariff readjustments, application of tariff flags and adoption of Extraordinary Tariff Review as of March 2015) and of the reduction of 5.3% in the sales volume within the concession area;

Página 29 de 62

3Q15 Results | November 12, 2015

•        Accounting of R$ 728 million of Sectoral Financial Assets and Liabilities;

•        Increase of R$ 58 million in the resources from the CDE (tariff subsidies);

Partially offset by:

•        Reduction of R$ 13 million in Short-term Electric Energy;

•        Reduction of R$ 10 million in Other Revenues and Income.

Adjusted gross operating revenue registered an increase of 80.7% (R$ 3,297 million) in 3Q15. Besides what is presented above, the upturn in adjusted gross operating revenue was also caused by R$ 248 million of sectoral financial assets and liabilities, due to a net payable in 3Q14.

Deductions from the gross operating revenue (IFRS) were R$ 3,580 million, representing an increase of 181.9% (R$ 2,310 million), due to the following increases:

•        of 52.9% in ICMS tax (R$ 401 million);

•        of 78.1% in PIS and COFINS taxes (R$ 301 million), due to the increase in revenues in the period and the change in PIS and COFINS credits, due to a lower credit taken in 3Q15, in accordance with Law no. 12,973/14, which amended the rules of credit taken as of 2015;

•        of 1489.2% in the CDE sector charge (R$ 1,098 million), due to the adoption of new shares of CDE;

•        of 29.6% in the R&D and Energy Efficiency Program (R$ 8 million);

•        accounting of other consumer charges (Emergency Charges - ECE/EAEE), referring to the tariff flags approved by the CCEE (R$ 501 million);

•        R$ 4 million from Aneel’s inspection fee, which in 2014 was accounted in Other Expenses;

Partially offset by the reduction:

•        of 13.9% in the PROINFA (R$ 3 million).

Adjusted deductions from the gross operating revenue registered an increase of 189.8% (R$ 2,345 million) in 3Q15. Besides what is presented above, the upturn in adjusted deductions from the gross operating revenue was also caused by R$ 35 million of sectoral financial assets and liabilities, due to a net receivable in 3Q14.

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 3,802 million in 3Q15, representing an increase of 24.1% (R$ 739 million). Adjusted net operating revenue registered an increase of 33.4% (R$ 952 million) in 3Q15.

11.1.1.3) Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,809 million in 3Q15, representing an increase of 26.5% (R$ 588 million). Adjusted cost of electric energy registered an increase of 43.6% (R$ 853 million) in 3Q15:

•        The cost of electric power purchased for resale (IFRS) was R$ 2,382 million in 3Q15, representing an increase of 10.4% (R$ 225 million), due to the following factors:

          (i)         Increase of 128.0% in the cost of energy from Itaipu (R$ 443 million), mainly due to the 132.4% increase in the average purchase price (from R$ 131.55/MWh in 3Q14 to R$ 305.77/MWh in 3Q15), partially offset by the reduction of 1.9% (50 GWh) in the volume of purchased energy;

         (ii)        Accounting of ACR account resources in 3Q14, in the amount of R$ 205 million, to cover the involuntary exposure and thermal dispatch;

Página 30 de 62

3Q15 Results | November 12, 2015

Partially offset by:

        (iii)        Reduction of 15.9% in the cost of energy purchased in the regulated environment and bilateral contracts (R$ 327 million), mainly due to the reductions of 15.8% in the average purchase price (from R$ 227.96/MWh in 3Q14 to R$ 191.87/MWh in 3Q15) and of 0.1% (7 GWh) in the volume of purchased energy;

        (iv)        Reduction of 63.8% in the cost of energy purchased in the short term (R$ 72 million), mainly due to the reductions of 2.2% in the volume of purchased energy (4 GWh) and of 63.0% in the average purchase price (from R$ 660.72/MWh in 3Q14 to R$ 244.48/MWh in 3Q15 – observed average PLD);

         (v)        Reduction of 1.1% in the PROINFA cost (R$ 1 million), mainly due to the reduction of 7.8% (21 GWh) in the volume of purchased energy, partially offset by the increase of 7.2% in the average purchase price (from R$ 250.04/MWh in 3Q14 to R$ 268.07/MWh in 3Q15);

        (vi)        Increase of 10.5% (R$ 23 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•        Adjusted cost of electric power purchased for resale registered an increase of 25.0% (R$ 476 million) in 3Q15. Besides what is presented above, the upturn in adjusted cost of electric power purchased for resale was also caused by R$ 251 million of sectorial financial assets and liabilities, due to a net receivable in 3Q14;

•        Charges for the use of the transmission and distribution system (IFRS) reached R$ 428 million in 3Q15, a 558.2% increase (R$ 363 million), due to the following factors:

          (i)        Increase in the system service usage charges – ESS (R$ 313 million), from a revenue of R$ 152 million in 3Q14 to a cost of R$ 161 million in 3Q15, due to the reduction in the PLD;

         (ii)        Accounting of the energy reserve charges – EER in 3Q15, in the amount of R$ 96 million, recorded in 3Q15 and not observed in 3Q14;

        (iii)        Increase of R$ 8 million in the connection charges, charges for the use of the distribution system and the Itaipu transmission charges;

Partially offset by:

       (iv)        Reduction of 8.8% in the basic network charges (R$ 17 million);

        (v)        Increase of 558.2% in PIS and COFINS tax credits (cost reducer), generated from the charges (R$ 37 million).

•        Adjusted charges for the use of the transmission and distribution system registered an increase of 750.9% (R$ 377 million) in 3Q15. Besides what is presented above, the upturn in adjusted charges for the use of the transmission and distribution system was also caused by R$ 15 million of sectoral financial assets and liabilities, due to a net receivable in 3Q14.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 797 million in 3Q15 compared to R$ 705 million in 3Q14, an increase of 12.9% (R$ 91 million). Adjusted operating costs and expenses were R$ 797 million in 3Q15 compared to R$ 706 million in 3Q14, an increase of 12.9% (R$ 91 million), due to the following factors:

•        Increase of 35.0% (R$ 4 million) in the Private Pension Fund item;

•        Increase of 1.2% (R$ 1 million) in the Depreciation and Amortization item;

Página 31 de 62

3Q15 Results | November 12, 2015

•        Increase of 16.0% (R$ 34 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 248 million in 3Q15, has its counterpart in the “operating revenue”;

•        PMSO (IFRS) reached R$ 415 million in 3Q15, compared to R$ 364 million in 3Q14, registering an increase of 14.1% (R$ 51 million), due to the following factors:

          (i)        Personnel expenses, which registered an increase of 10.9% (R$ 16 million), mainly due to the effects of the Collective Bargaining Agreement;

         (ii)        Material expenses, which registered an increase of 24.5% (R$ 5 million);

        (iii)        Out-sourced services expenses, which registered an increase of 14.9% (R$ 17 million). In CPFL Paulista (R$ 11 million), CPFL Piratininga (R$ 4 million) and RGE (R$ 1 million), mainly due to the increase in expenses with the maintenance of the power grid, machines and equipment, meter reading and use, bill delivery and collection, fight against fraud and default recovery;

       (iv)        Other operating costs/expenses, which registered an increase of 16.3% (R$ 13 million), mainly due to the following factors:

✓  Increase of 48.2% (R$ 13 million) in legal, judicial and indemnities expenses;

✓  Increase of 131.2% (R$ 18 million) in provision for doubtful accounts;

Partially offset by:

✓  Accounting of R$ 3 million related to ANEEL’s inspection fee in 3Q14. This fee is accounted in revenue deductions as of 2015;

✓  Accounting of R$ 2 million related to donations, contributions and subsidies in 3Q14;

✓  Reduction of R$ 13 million in other expenses.

Página 32 de 62

3Q15 Results | November 12, 2015

MANAGERIAL ADJUSTMENTS IN PMSO, FOR COMPARISON PURPOSES (R$ million)
	3Q15	3Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(163.4)	(147.4)	(16.0)	10.9%
Material	(26.2)	(21.0)	(5.2)	24.5%
Outsourced Services	(133.4)	(116.1)	(17.3)	14.9%
Other Operating Costs/Expenses	(92.3)	(79.3)	(13.0)	16.4%
Total Reported PMSO (IFRS) - (A)	(415.3)	(363.8)	(51.5)	14.1%
Sectoral Financial Assets and Liabilities
Personnel	-	-
Material	-	-
Outsourced Services	-	-
Other Operating Costs/Expenses	-	(0.0)
Total Sectoral Financial Assets and Liabilities - (B)	-	(0.0)	0.0	-100.0%
Adjusted PMSO
Personnel	(163.4)	(147.4)	(16.0)	10.9%
Material	(26.2)	(21.0)	(5.2)	24.5%
Outsourced Services	(133.4)	(116.1)	(17.3)	14.9%
Other Operating Costs/Expenses	(92.3)	(79.3)	(13.0)	16.3%
Legal, judicial and indemnities expenses	(31.3)	(13.5)	(17.7)	131.2%
Allowance for doubtful accounts	(41.2)	(27.8)	(13.4)	48.2%
Others	(19.8)	(38.0)	18.2	-47.9%
Total Adjusted PMSO - (C) = (A) + (B)	(415.3)	(363.8)	(51.4)	14.1%

11.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 561 million in 3Q15, registering an increase of 20.3% (R$ 95 million).

Considering the sectoral financial assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA reached R$ 561 million in 3Q15 compared to R$ 518 million in 3Q14, an increase of 8.3% (R$ 43 million).

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	3Q15	3Q14	Var.
EBITDA - IFRS (A)	561	466	20.3%
(+) Regulatory Assets and Liabilities (B)	-	52	-
Adjusted EBITDA (A + B + C)	561	518	8.3%

Página 33 de 62

3Q15 Results | November 12, 2015

11.1.1.6) Financial Result

In 3Q15, the net financial result (IFRS) was a net financial expense of R$ 125 million, compared to a net financial expense of R$ 183 million in 3Q14, registering a reduction of 31.6% (R$ 58 million). The 3Q15 adjusted net financial result was also a net financial expense of R$ 125 million, compared to a net financial expense of R$ 167 million in 3Q14, registering a reduction of 24.8% (R$ 41 million).

The items explaining these changes are as follows:

•        Financial Revenue (IFRS): increase of 316.1% (R$ 229 million), from R$ 73 million in 3Q14 to R$ 302 million in 3Q15. Adjusted Financial Revenue: increase of 206.3% (R$ 203 million), from R$ 99 million in 3Q14 to R$ 302 million in 3Q15, mainly due to the following factors:

          (i)        Increase of R$ 146 million in concession’s financial asset, from a expense of R$ 21 million in 3Q14 to a revenue of R$ 125 million in 3Q15, of which R$ 72 million refer to the update of the financial assets of the concession due to the 4th Cycle of Periodic Tariff Revision of CPFL Piratininga, for recovery of its Remuneration Base;

         (ii)        Sectoral financial assets updates (R$ 29 million);

        (iii)        Increase of R$ 24 million in the monetary and foreign exchange updates, due to (i) the increase in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers (R$ 12 million), and (ii) the update of the balance of tariff subsidies, as determined by ANEEL (R$ 12 million);

       (iv)        Increase in additions and late payment fines (R$ 20 million), due to increased receivables of delays in receipts of energy bills, due to the increase in the tariff;

        (v)        Increase of 45.1% (R$ 7 million) in judicial deposits updates;

Partially offset by:

       (vi)        Reduction of 5.7% (R$ 2 million) in the income from financial investments, due to the reduction in the balance of investments;

      (vii)        PIS and COFINS over financial income (R$ 16 million);

     (viii)        Reduction of R$ 4 million in other financial revenues.

•        Financial Expense (IFRS): increase of 67.0% (R$ 171 million), from R$ 256 million in 3Q14 to R$ 427 million in 3Q15. Adjusted Financial Expense: increase of 61.0% (R$ 162 million), from R$ 265 million in 3Q14 to R$ 427 million in 3Q15, mainly due to the following factors:

          (i)        Increase of 27.9% (R$ 37 million) in debt charges, mainly due to an increase in the average cost of debt and stock of debt;

         (ii)        Increase of 118.0% (R$ 79 million) in the monetary and foreign exchange updates;

        (iii)        Effect of the exchange variation in Itaipu’s invoices (R$ 97 million), offset by the sectorial financial assets and liabilities, which comprises the operating revenue;

Partially offset by:

       (iv)        Mark-to-market effect in 3Q15 for financial operations under Law 4,131 - non-cash effect (R$ 35 million);

        (v)        Sectoral financial assets updates (R$ 10 million);

       (vi)        Reduction of R$ 7 million in other financial expenses.

Página 34 de 62

3Q15 Results | November 12, 2015

11.1.1.7) Net Income

Net Income (IFRS) in 3Q15 was R$ 201 million, registering an increase of 106.3% (R$ 104 million).

Considering the sectoral financial assets and liabilities, the Adjusted Net Income totaled R$ 201 million in 3Q15, compared to R$ 143 million in 3Q14, an increase of 40.9% (R$ 58 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	3Q15	3Q14	Var.
Net Income - IFRS (A)	201	97	106.3%
(+) Regulatory Assets and Liabilities (B)	-	45	-
Adjusted Net Income (A + B + C)	201	143	40.9%

11.1.2) Annual Tariff Adjustment

Tariff Adjustments Schedule
Disco	Date
CPFL Santa Cruz	March 22nd
CPFL Leste Paulista	March 22nd
CPFL Jaguari	March 22nd
CPFL Sul Paulista	March 22nd
CPFL Mococa	March 22nd
CPFL Paulista	April 8th
RGE	June 19th
CPFL Piratininga	October 23rd

* The Public Hearing 038/2015, placed by ANEEL, proposed a change in the current month review from February 6, 2015 to March 22, 2016.

RGE

Aneel Ratifying Resolution No. 1,896 of June 16, 2015 has readjusted electric energy tariffs of RGE by 33.48%, being 24.99% related to the Tariff Readjustment and 8.50% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of -3.76 % on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 24.13% and of the Parcel B was of 0.86%. The end of bilateral contracts in 2014 and the rising of the energy purchase price in 18th adjustment auction, that had less impact than considered in “RTE”, drove the negative impact on the billings in captive consumers. The new tariffs came into force on June 19, 2015.

CPFL Paulista

Aneel Ratifying Resolution No. 1,871 of April 07, 2015 readjusted electric energy tariffs of CPFL Paulista by 41.45%, being 37.31% related to the Economic Adjustment and 4.14% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of 4.67% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 36.85% and of the Parcel B was of 0.46%. The calculation took into account the change in the Extraordinary Tariff Review occured in February 2015. The new tariffs came into force on April 08, 2015.

Página 35 de 62

3Q15 Results | November 12, 2015

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2015, Aneel approved the indexes of Annual Tariff Adjustments 2015 of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,849	1,851	1,853	1,852	1,850
Economic Adjustment	28.9%	30.2%	40.1%	28.8%	22.0%
Financial components	-5.6%	-5.4%	-1.6%	-8.0%	12.7%
Tariff adjustment	23.3%	24.9%	38.5%	20.8%	34.7%
Average effect	28.3%	28.4%	45.7%	24.6%	28.0%

The new tariffs came into force on February 03, 2015.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,810 of October 21, 2014 readjusted electric energy tariffs of CPFL Piratininga by 19.73%, being 15.81% related to the Tariff Readjustment and 3.92% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.43% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 15.50% and of the Parcel B was of 0.31%. The new tariffs came into force on October 23, 2014.

11.1.3) 2015 Extraordinary Tariff Review (RTE)

On February 27, ANEEL approved, through Resolution No. 1,858 / 2015, the Extraordinary Tariff Review - RTE of electricity distributors contended that such revision, among them the distributors CPFL Group. This RTE was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) the dollar rate and the tariff increase, which is utilized to honor the power purchase contracts from Itaipu HPP in 2015; (ii) increase in power purchase cost of the 2015 Adjustment Auction and 2014 Existing Energy Auction; (iii) significant increase in the CDE quota in 2015; (iv) exclusion of financial component from the prediction of exposure/overcontracting; and (v) recalculation of research and development (R&D) charge. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista, RTE was needed to reflect the new CDE quota in 2015, to suit the dollar rate to pay for the energy purchased from Itaipu and to exclude the financial component from the prediction of exposure/overcontracting, because the other items had already been considered in the Annual Tariff Adjustment (RTA), in February 3, 2015. The new tariffs came into force on March 02, 2015.

The extraordinary tariff adjustments are shown, by distributor, in the following table:

Página 36 de 62

3Q15 Results | November 12, 2015

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Energy	17.1%	7.7%	1.2%	0.8%	2.6%	1.7%	-4.1%	3.3%
Charges	18.4%	24.0%	15.0%	20.5%	20.2%	17.4%	13.2%	26.0%
Average Effect	37.2%	32.3%	16.6%	22.0%	23.0%	19.5%	10.0%	29.8%

On April 07, ANEEL changed, through Resolution No. 1,870 / 2015, the Extraordinary Tariff Review - RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

The effect of the restatement of extraordinary tariff revisions in relation to the original RTE approved are shown, by distributor, in the following table:

Extraordinary Tariff Review (RTE)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Average Effect	-4.1%	-4.0%	-5.0%	-4.2%	-4.6%

11.1.4) 4th Tariff Review Periodic Cycle

Tariff Review
Distributor	Periodicity	Next Review	Cycle
CPFL Santa Cruz	Every 5 years	March 2016*	4th PTRC
CPF Leste Paulista	Every 5 years	March 2016*	4th PTRC
CPFL Jaguari	Every 5 years	March 2016*	4th PTRC
CPFL Sul Paulista	Every 5 years	March 2016*	4th PTRC
CPFL Mococa	Every 5 years	March 2016*	4th PTRC
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 5 years	October 2020	5th PTRC

* The Public Hearing 038/2015, placed by ANEEL, proposed a change in the current month review from February to March 2016

11.1.4.1) 4th Periodical Tariff Review Cycle – CPFL Piratininga

On October, the Regulatory Agency (ANEEL) ended the tariff review process of CPFL Piratininga. The change in methodology impacts positively Parcel B. The key factors of the tariff review are the addition of special obligations reward, the WACC increase from 7.50% to 8.09% and the increase of the net RAB (Regulatory Asset Base). Thus, the Parcel B lifted 5.31% when compared to the old tariff (from R$ 717 Million to R$ 755 Million). Regarding accumulated Regulatory Assets and Liabilities (CVA), ANEEL authorized R$ 475 Million to be passed through, to the tariffs In comparison with the Extraordinary Tariff Review (February, 2015), the averaged effect for consumer billings will be 21.11%, which represents 7.13% of Parcel A, 0.93% of Parcel B and 13.05% of financial components. The impact on high voltage consumers billings will be 16.60%. On the other hand, the impact on low voltage consumers billings will be 24.81%.

Página 37 de 62

3Q15 Results | November 12, 2015

Find below the key topics about the result of CPFL Piratininga 4th PTRC:

4th Periodic Tariff Review Cycle - CPFL Piratininga
Description	Value (R$ Million)
Gross Regulatory Asset Base (A)	3,020
Depreciation Rate (B)	3.65%
Depreciation Quota (C = A x B)	110
Net Regulatory Asset Base (D)	1,906
Pre-tax WACC (E)	12.26%
Cost of Capital (F = D x E)	234
Special Obligations (G)	10
Regulatory EBITDA (H = C + E + G)	354
Regulatory OPEX (I)	447
Parcel B (J = H + I)	801
Other Revenues (K)	46
Ajusted Parcel B (L = J - K)	755
Parcel A (M)	3,649
Required Revenue (N = L + M)	4,404

11.1.5) Operating Performance of Distribution

11.1.5.1) SAIDI and SAIFI

CPFL Energia continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes*
Company	DEC							FEC
	2011	2012	2013	2014	3Q14	3Q15	ANEEL	2011	2012	2013	2014	3Q14	3Q15	ANEEL
CPFL Paulista	6.77	7.48	7.14	6.93	6.89	6.83	8.07	5.36	5.37	4.73	4.89	4.72	4.57	7.27
CPFL Piratininga	6.44	5.66	7.44	6.98	7.35	6.80	7.25	4.87	4.24	4.58	4.19	4.72	4.10	6.43
RGE	15.19	14.61	17.35	18.77	17.93	17.12	13.66	9.44	8.94	9.04	9.14	8.85	8.73	10.80
CPFL Santa Cruz	8.43	5.28	6.97	6.74	7.61	6.68	10.19	8.15	5.83	6.82	5.29	6.61	6.03	10.07
CPFL Leste Paulista	9.66	8.26	7.58	8.48	7.89	8.15	10.58	6.17	6.57	6.33	6.30	6.76	5.96	9.29
CPFL Sul Paulista	9.06	10.8	9.08	9.69	9.58	9.15	10.40	5.10	9.10	6.72	7.02	7.43	6.29	9.20
CPFL Jaguari	7.00	4.49	5.92	5.41	5.42	6.18	8.50	5.73	4.66	5.43	4.32	4.53	4.55	8.00
CPFL Mococa	5.95	5.83	4.86	6.88	5.76	7.36	10.59	5.24	5.69	4.93	7.31	6.26	6.60	9.79
* Anuallized

Página 38 de 62

3Q15 Results | November 12, 2015

11.1.5.2) Losses

Find below the losses of the distributors during the quarter and the overall performance during the years:

12-month Accumulated Losses)	Technical Losses					Non-Technical Losses					Total
	dec/14	Mar-15	Jun-15	sep/15	ANEEL	dec/14	Mar-15	Jun-15	sep/15	ANEEL	dec/14	Mar-15	Jun-15	sep/15	ANEEL
CPFL Paulista	6.05%	6.10%	6.22%	6.32%	6.32%	2.37%	2.24%	2.03%	2.30%	1.96%	8.43%	8.34%	8.25%	8.61%	8.28%
CPFL Piratininga*	4.26%	4.16%	4.17%	4.19%	4.79%	2.13%	2.12%	1.99%	2.10%	1.51%	6.39%	6.28%	6.16%	6.29%	6.30%
RGE	8.07%	7.85%	7.85%	7.87%	7.28%	1.38%	1.79%	1.27%	1.53%	1.87%	9.44%	9.64%	9.12%	9.39%	9.15%
CPFL Santa Cruz	7.78%	7.64%	7.91%	8.11%	7.93%	0.19%	1.25%	0.54%	1.30%	0.55%	7.97%	8.89%	8.45%	9.41%	8.48%
CPFL Leste Paulista	8.53%	8.50%	8.56%	8.40%	8.10%	2.83%	2.60%	2.70%	3.14%	1.44%	11.36%	11.09%	11.26%	11.54%	9.54%
CPFL Sul Paulista	7.23%	6.90%	6.98%	7.14%	6.70%	0.46%	0.91%	0.77%	0.32%	0.35%	7.68%	7.81%	7.75%	7.46%	7.05%
CPFL Jaguari	3.87%	3.70%	3.73%	3.64%	3.14%	0.22%	0.57%	0.53%	0.58%	0.41%	4.08%	4.26%	4.25%	4.22%	3.55%
CPFL Mococa	7.66%	7.72%	7.85%	7.70%	9.49%	1.89%	1.38%	1.23%	1.79%	0.00%	9.54%	9.10%	9.08%	9.49%	9.49%
* According to the 4th TRPC instructions by Regulatory Agency (ANEEL), the CPFL Piratininga's new losses indexes are: Technical Losses 5.5%;
Non-Technincal Losses: 1.4%; Total Losses: 6.9%

Moreover, find below losses in low voltage market and how was the performance during the quarters:

12-month Accumulated Losses - LV	Non-Technical Losses - LV
	dec/14	Mar-15	Jun-15	sep/15
CPFL Paulista	5.61%	5.28%	4.78%	5.40%
CPFL Piratininga	6.43%	6.35%	5.92%	6.22%
RGE	3.49%	4.52%	3.16%	3.80%
CPFL Santa Cruz	0.36%	2.39%	1.03%	2.53%
CPFL Leste Paulista	4.92%	4.49%	4.68%	5.49%
CPFL Sul Paulista	1.20%	2.38%	2.04%	0.85%
CPFL Jaguari	0.86%	2.25%	2.07%	2.30%
CPFL Mococa	3.31%	2.40%	2.13%	3.10%

11.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	592,564	733,794	-19.2%	1,757,583	1,951,024	-9.9%
Net Operating Revenue	526,345	655,625	-19.7%	1,556,882	1,736,394	-10.3%
EBITDA (IFRS) (1)	38,081	69,937	-45.5%	126,525	216,708	-41.6%
NET INCOME (IFRS)	35,084	45,728	-23.3%	104,141	143,434	-27.4%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 3Q15, gross operating revenue reached R$ 593 million, representing a reduction of 19.2% (R$ 141 million), while net operating revenue were down by 19.7% (R$ 129 million) to R$ 526 million.

EBITDA

In 3Q15, EBITDA totaled R$ 38 million, a reduction of 45.5% (R$ 32 million).

Página 39 de 62

3Q15 Results | November 12, 2015

Net Income

In 3Q15, net income amounted to R$ 35 million, a reduction of 23.3% (R$ 11 million).

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	273,365	342,291	-20.1%	788,616	929,468	-15.2%
Net Operating Revenue	248,693	315,126	-21.1%	719,207	865,800	-16.9%
Cost of Electric Power	(76,991)	(171,345)	-55.1%	(177,356)	(302,069)	-41.3%
Operating Costs & Expenses	(54,272)	(51,399)	5.6%	(157,365)	(158,529)	-0.7%
EBITDA(1)	193,245	111,173	73.8%	606,333	598,574	1.3%
Net Income	43,254	(26,739)		165,122	171,139	-3.5%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - Conventional Generation - Adjusted(1) (Pro-forma - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	543,605	692,100	-21.5%	1,617,593	1,962,302	-17.6%
Net Operating Revenue	494,720	632,644	-21.8%	1,472,036	1,807,847	-18.6%
Cost of Electric Power	(102,442)	(267,098)	-61.6%	(279,967)	(489,301)	-42.8%
Operating Costs & Expenses	(175,006)	(259,791)	-32.6%	(536,066)	(698,399)	-23.2%
EBIT	217,273	105,756	105.4%	656,003	620,148	5.8%
EBITDA	276,754	164,531	68.2%	834,148	796,299	4.8%
Adjusted EBITDA(2)	324,268	266,429	21.7%	1,130,553	960,467	17.7%
Financial Income (Expense)	(159,783)	(136,541)	17.0%	(447,234)	(390,409)	14.6%
Income Before Taxes	57,490	(30,785)		208,769	228,786	-8.7%
Net Income	43,709	(22,234)		150,455	150,127	0.2%
Adjusted Net Income(2)	75,068	45,019	66.7%	346,082	258,478	33.9%

Notes:

(1)    Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2)    Excluding the non-recurring effects in the EBITDA of R$ 48 million in 3Q15 and of R$ 102 million in 3Q14, and in the Net Income of R$ 31 million in 3Q15 and of R$ 67 million in 3Q14.

Operating Revenue

In 3Q15, Gross Operating Revenue, considering the proportional consolidation of Conventional Generation, reached R$ 544 million, a reduction of 21.5% (R$ 148 million). Net Operating Revenue moved down 21.8% (R$ 138 million) to R$ 495 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Reduction of the gain with the strategy put in place for the seasonality of physical guarantee (R$ 72 million). The gain of 3Q14 was recorded in operating revenue; while the gain of 3Q15 was recorded as a reducer of the cost of electric power;

    (ii)       Reduction in Epasa’s revenues, in the amount of R$ 85 million, reflecting the lower cost of acquisition of fuel oil;

Partially offset by:

   (iii)       Revenue increase due to prices adjustments in the PPAs of the Company’s hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração) (R$ 9 million).

Página 40 de 62

3Q15 Results | November 12, 2015

Cost of Electric Power

In 3Q15, the cost of electric power, considering the proportional consolidation of Conventional Generation, reached R$ 102 million, a reduction of 61.6% (R$ 165 million), due mainly to the following factors:

         (i)        Gain with the strategy put in place for the seasonality of physical guarantee (cost reducer) in 3Q15 (R$ 96 million). The gain of 3Q14 was recorded in operating revenue;

      (ii)        GSF (Generation Scaling Factor) costs of R$ 48 million in 3Q15, while in 3Q14 this cost was of R$ 102 million – non-recurring effects. It is noteworthy that the power purchase agreement from Serra da Mesa HPP to Furnas exempts CPFL Geração of GSF expenses. Thus, these amounts are related to the Company’s other hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração);

     (iii)        Other effects (R$ 15 million).

Operating Costs and Expenses

The operating costs and expenses, considering the proportional consolidation of Conventional Generation, reached R$ 175 million in 3Q15, compared to R$ 260 million in 3Q14, a reduction of 32.6% (R$ 85 million), due to the variations in:

          (i)        PMSO item, which reached R$ 115 million, a reduction of 42.6% (R$ 86 million), due mainly to the reductions in expenses (i) with material regarding the acquisition of fuel oil by Epasa (R$ 91 million) (associated revenue) and (ii) with CFURH (Financial Compensation for the Usage of Hydric Resources) (R$ 1 million), partially offset by other effects (R$ 7 million);

Partially offset by:

       (ii)       Depreciation and Amortization, which reached R$ 59 million, an increase of 1.2% (R$ 1 million).

Página 41 de 62

3Q15 Results | November 12, 2015

MANAGERIAL ADJUSTMENTS IN PMSO, FOR COMPARISON PURPOSES (R$ million)
	3Q15	3Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(8.5)	(8.0)	(0.4)	5.2%
Material	(0.8)	(0.4)	(0.4)	113.6%
Outsourced Services	(4.0)	(4.2)	0.2	-3.6%
Other Operating Costs/Expenses	(8.9)	(7.3)	(1.6)	22.3%
Total Reported PMSO (IFRS) - (A)	(22.2)	(19.9)	(2.3)	11.8%
Proportional Consolidation
Personnel	(3.1)	(2.7)	(0.4)	15.5%
Material	(76.3)	(163.0)	86.7	-53.2%
Outsourced Services	(4.9)	(6.2)	1.3	-20.4%
Other Operating Costs/Expenses	(8.9)	(9.3)	0.4	-4.3%
Total Proportional Consolidation - (B)	(93.2)	(181.1)	87.9	-48.5%
Adjusted PMSO
Personnel	(11.5)	(10.7)	(0.8)	7.8%
Material	(77.1)	(163.4)	86.2	-52.8%
Outsourced Services	(8.9)	(10.4)	1.4	-13.6%
Other Operating Costs/Expenses	(17.8)	(16.6)	(1.2)	7.4%
Total Adjusted PMSO - (C) = (A) + (B)	(115.4)	(201.0)	85.6	-42.6%

EBITDA

In 3Q15, EBITDA (considering the proportional consolidation) was R$ 277 million, compared to R$ 165 million in 3Q14, an increase of 68.2% (R$ 112 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 324 million in 3Q15, compared to R$ 266 million in 3Q14, an increase of 21.7% (R$ 58 million).

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	3Q15	3Q14	Var.
EBITDA - IFRS (A)	193	111	73.8%
(+) Proportional Consolidation (B)	84	53	56.5%
(+) Non-recurring effects (C)	48	102	-53.4%
GSF (Generation Scaling Factor)	48	102	-53.4%
Adjusted EBITDA (A + B + C)	324	266	21.7%

Página 42 de 62

3Q15 Results | November 12, 2015

Financial Result

In 3Q15, net financial result was a net expense of R$ 160 million, representing an increase of 17.0% (R$ 23 million). Financial Expenses moved from R$ 172 million in 3Q14 to R$ 203 million in 3Q15 (18.1% or R$ 31 million increase), mainly due to the increase in the average cost of debt. Financial Revenues moved from R$ 36 million in 3Q14 to R$ 44 million in 3Q15 (22.4% or R$ 8 million increase), mainly due to the increase in the income from financial investments.

Net Income

In 3Q15, net income (considering the proportional consolidation) was R$ 44 million, compared to a net loss of R$ 22 million in 3Q14.

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 75 million in 3Q15, compared to R$ 45 million in 3Q14, an increase of 66.7% (R$ 30 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	3Q15	3Q14	Var.
Net Income - IFRS (A)	43	(27)	-261.8%
(+) Proportional Consolidation (B)	0	5	-89.9%
(+) Non-recurring effects (C)	31	67	-53.4%
GSF (Generation Scaling Factor)	31	67	-53.4%
Adjusted Net Income (A + B + C)	75	45	66.7%

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue (IFRS)	429,356	369,151	16.3%	1,133,817	940,466	20.6%
Net Operating Revenue	401,894	344,208	16.8%	1,061,929	878,265	20.9%
Cost of Electric Power	(44,415)	(66,169)	-32.9%	(231,099)	(271,289)	-14.8%
Operating Costs & Expenses	(198,147)	(166,111)	19.3%	(598,690)	(464,824)	28.8%
EBIT	159,332	111,928	42.4%	232,140	142,152	63.3%
EBITDA (IFRS)*	295,797	217,808	35.8%	629,302	454,188	38.6%
Financial Income (Expense)	(117,506)	(81,731)	43.8%	(336,243)	(229,007)	46.8%
Income Before Taxes	41,825	30,196	38.5%	(104,102)	(86,855)	19.9%
Net Income (IFRS)	26,367	18,076	45.9%	(131,360)	(102,118)	28.6%
* Earnings before interest, taxes, depreciation and amortization

Página 43 de 62

3Q15 Results | November 12, 2015

Consolidated Income Statement - CPFL Renováveis (Proportional Participation - R$ Thousands)
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	223,165	217,168	2.8%	585,174	553,318	5.8%
Net Operating Revenue	208,918	202,494	3.2%	548,072	516,722	6.1%
Cost of Electric Power	(24,420)	(38,927)	-37.3%	(119,273)	(159,616)	-25.3%
Operating Costs & Expenses	(102,266)	(97,721)	4.7%	(308,990)	(273,474)	13.0%
EBIT	82,233	65,846	24.9%	119,810	83,633	43.3%
EBITDA (IFRS)*	152,664	128,135	19.1%	324,789	267,216	21.5%
Adjusted EBITDA	158,671	149,607	6.1%	384,138	351,284	9.4%
Financial Income (Expense)	(60,646)	(48,082)	26.1%	(173,538)	(134,735)	28.8%
Income Before Taxes	21,586	17,764	21.5%	(53,728)	(51,102)	5.1%
Net Income	13,608	10,634	28.0%	(67,796)	(60,082)	12.8%
Adjusted Net Income	19,616	32,107	-38.9%	(8,447)	23,986	-135.2%
* Earnings before interest, taxes, depreciation and amortization

Comments to CPFL Renováveis’ Financial Statements

In 3Q15, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described below. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

               (i)       Conclusion of the joint venture with DESA in September 2014, effectively as of October 2014;

              (ii)       The beginning of operation of Morro dos Ventos II wind farm (29.2 MW) in April 2015.

Operating Revenue

Considering proportional participation, gross operating revenue reached R$ 223 million in 3Q15, representing an increase of 2.8% (R$ 6 million), while net operating revenue moved up by 3.2% (R$ 6 million) to R$ 209 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above), plus the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout the period.

Cost of Electric Power

In 3Q15, the cost of electric power (considering the proportional participation) reached R$ 24 million, representing a reduction of 37.3% (R$ 14 million). This reduction was a result of the factors mentioned below:

                  (i)      Lower GSF cost of R$ 5 million in 3Q15, while in 3Q14 this cost reached R$ 21 million (non-recurring effect)

Partially offset by:

                 (ii)     Higher purchase of energy to meet SHPPs sales contracts that were not part of MRE. In 3Q15, the purchases of Dourados, Guaporé, Três Saltos and Socorro SHPPs totalized R$ 0.6 million, while in 3Q14 the purchases of Três Saltos, Americana and Socorro SHPPs totalized R$ 0.4 million (non-recurring effect);

                (iii)     Other effects (R$ 1.0 million)

Operating Costs and Expenses

In 3Q15, operating costs and expenses (considering the proportional participation) reached R$ 102 million, representing an increase of 4.7% (R$ 4.5 million). This increase was a result of the factors mentioned below:

•         PMSO item, which reached R$ 32 million, a decrease of 10.2% (R$ 3.6 million), due mainly to the following factors:

Página 44 de 62

3Q15 Results | November 12, 2015

            (i)        Decrease of R$ 3.0 regarding the costs of the conclusion of the joint venture with DESA in 3Q14;

           (ii)        Partial indemnity right of R$ 2.3 million regarding the turbine damage’s insurance of Bio Pedra TPP1;

Partially offset by:

          (iii)        Other effects (R$ 1.7 million)

•         Depreciation and Amortization, which reached R$ 70 million, an increase of 13.1% (R$ 8 million), due mainly to the depreciation of the assets that went into operation between 3Q14 and 3Q15.

Note:

(1)        For the adjusted numbers of CPFL Energia, we do not consider this effect as a non-recurring effect because it is non-material.

EBITDA

In 3Q15, EBITDA (considering the proportional participation) was R$ 153 million, an increase of 19.1% (R$ 25 million). Considering the proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 159 million in 3Q15, compared to R$ 150 million in 3Q14, an increase of 6.4% (R$ 10 million).

EBITDA Conciliation - IFRS vs. Ajusted (R$ Million)
	3Q15	3Q14	Var.	Var. (%)
EBITDA - IFRS (A)	295,797	217,808	77,989	35.8%
(+) Proportional Consolidation (B)	(143,136)	(90,151)	(52,985)	58.8%
(+) Non-recurring effects (C)	6,007	21,473	(15,466)	-72.0%
GSF and Energy Purchase for SHPP	6,007	21,473	(15,466)	-72.0%
Ajusted EBITDA (A+B+C)	158,668	149,130	9,538	6.4%

Financial Result

In 3Q15, Net Financial Result was a net expense of R$ 61 million, representing an increase of 26.1% (R$ 13 million). Financial Expenses moved from R$ 62 million in 3Q14 to R$ 81 million in 3Q15, an increase of 31.8% (R$ 19 million). Financial Revenues moved from R$ 13 million in 3Q14 to R$ 20 million in 3Q15, an increase of 52.1% (R$ 7 million). The increase of the CDI and the higher averaged cash balance were the main events who drove the financial results.

Net Income

In 3Q15, net income (considering the proportional participation) was R$ 14 million, compared to a net income of R$ 11 million in 3Q14, an increase of 28.0% (R$ 3 million). Considering the proportional participation and excluding the non-recurring effects, the Adjusted Net income totaled R$ 20 million in 3Q15, compared to an Adjusted Net income of R$ 32 million in 3Q14, a decrease of 38.8% (R$ 12 million).

Página 45 de 62

3Q15 Results | November 12, 2015

Net Income Conciliation - IFRS vs. Ajusted (R$ Million)
	3Q15	3Q14	Var.	Var. (%)
Net Income - IFRS (A)	26,367	18,076	8,291	45.9%
(+) Proportional Consolidation (B)	(12,759)	(7,482)	(5,278)	70.5%
(+) Non-recurring effects (C)	6,007	21,473	(15,466)	-72.0%
GSF and Energy Purchase for SHPP	6,007	21,473	(15,466)	-72.0%
Ajusted Net Income (A+B+C)	19,616	32,607	12,452	-38.8%

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,802 MW of operating installed capacity and 333 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (399 MW), 34 Wind Farms (1,032 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 11 Wind Farms (282 MW) and 2 SHPPs (51 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,453 MW, representing a total portfolio of 5,588 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	Total
Operating	399	1,032	370	1	1,802
Under construction	51	282	-	-	333
Under development	190	2,720	-	544	3,453
Total	639	4,034	370	545	5,588

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2T16. The installed capacity is of 231.0 MW and the assured energy is of 129.1 average-MW.

Mata Velha SHPP

Mata Velha Small Hydroelectric Power Plant (SHPP), located at Minas Gerais, is under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – September 2015).

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in 18th New Energia Auction (“LEN” in portuguese) held in 2014 (price: R$ 133.00/MWh – September 2015).

Página 46 de 62

3Q15 Results | November 12, 2015

Boa Vista II SHPP

CPFL Renováveis traded 14.8 average-MW on the 21st New Energy Auction, to be generated by Boa Vista II SHPP, located in the State of Minas Gerais an with 26.5 MW of installed capacity. The contract arising from that trade operation will be in force for 25 years, starting to supply power on January 1, 2020. The lot was sold at an average price of R$ 207.64/MWh (base: September 2015) with annual adjustments by the IPCA inflation index.

Página 47 de 62

3Q15 Results | November 12, 2015

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2015	12/31/2014	09/30/2014

CURRENT
Cash and Cash Equivalents	4,033,374	4,357,455	4,000,285
Consumers, Concessionaries and Licensees	3,350,246	2,251,124	2,420,487
Dividend and Interest on Equity	40,442	54,483	28,315
Financial Investments	17,729	5,324	5,627
Recoverable Taxes	310,008	329,638	240,021
Derivatives	700,201	23,260	17,269
Sectoral Financial Assets	1,257,608	610,931	-
Materials and Supplies	24,224	18,505	23,292
Leases	13,020	12,396	12,365
Concession Financial Assets	9,459	540,094	457,147
Other Credits	1,368,283	1,011,495	1,101,275
TOTAL CURRENT	11,124,595	9,214,704	8,306,084

NON-CURRENT
Consumers, Concessionaries and Licensees	108,201	123,405	122,404
Affiliates, Subsidiaries and Parent Company	110,123	100,666	98,904
Judicial Deposits	1,199,922	1,162,477	1,156,776
Recoverable Taxes	145,079	144,383	156,890
Sectoral Financial Assets	1,044,407	321,788	-
Derivatives	1,770,333	584,917	382,855
Deferred Taxes	785,416	938,496	1,224,714
Leases	31,310	35,169	36,354
Concession Financial Assets	3,897,319	2,834,522	2,663,725
Investments at Cost	116,654	116,654	116,654
Other Credits	500,367	388,828	282,872
Investments	1,216,690	1,098,769	1,160,714
Property, Plant and Equipment	9,107,925	9,149,486	7,707,297
Intangible	8,699,525	8,930,171	8,484,962
TOTAL NON-CURRENT	28,733,271	25,929,732	23,595,118

TOTAL ASSETS	39,857,866	35,144,436	31,901,202

Página 48 de 62

3Q15 Results | November 12, 2015

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2015	12/31/2014	09/30/2014

CURRENT
Suppliers	2,252,811	2,374,147	1,945,959
Accrued Interest on Debts	81,014	97,525	79,094
Accrued Interest on Debentures	262,914	293,108	299,939
Loans and Financing	2,769,337	1,093,500	987,145
Debentures	230,747	2,042,075	1,879,120
Employee Pension Plans	77,315	85,374	81,493
Regulatory Charges	1,478,920	43,795	44,083
Taxes, Fees and Contributions	646,556	436,267	432,988
Dividend and Interest on Equity	13,745	19,086	440,465
Accrued Liabilities	117,607	70,252	106,710
Derivatives	-	38	-
Sectoral Financial Liabilities	-	21,998	-
Public Utilities	4,343	4,000	3,911
Other Accounts Payable	889,721	835,941	715,659
TOTAL CURRENT	8,825,031	7,417,104	7,016,566

NON-CURRENT
Suppliers	633	633	633
Accrued Interest on Debts	103,939	60,717	48,589
Accrued Interest on Debentures	13,575	-	-
Loans and Financing	11,537,980	9,426,634	8,495,162
Debentures	6,729,581	6,136,400	6,047,119
Employee Pension Plans	337,839	518,386	295,642
Taxes, Fees and Contributions	-	-	15,315
Deferred Taxes	1,369,594	1,401,009	1,101,162
Reserve for Tax, Civil and Labor Risks	585,486	508,151	440,481
Derivatives	32,919	13,317	8,641
Public Utilities	84,686	80,992	80,166
Other Accounts Payable	200,506	183,766	144,796
TOTAL NON-CURRENT	20,996,739	18,330,004	16,677,707

SHAREHOLDERS' EQUITY
Capital	5,348,312	4,793,424	4,793,424
Capital Reserve	468,082	468,082	287,673
Legal Reserve	650,811	650,811	603,352
Reserve of Retained Earnings for Investment	-	-	-
Statutory Reserve - Concession Financial Assets	496,885	330,437	294,067
Statutory Reserve - Strengthening of Working Capital	-	554,888	-
Other Comprehensive Income	247,642	145,893	376,782
Retained Earnings	417,120	-	116,646
	7,628,852	6,943,535	6,471,944
Non-Controlling Shareholders' Interest	2,407,245	2,453,794	1,734,985
TOTAL SHAREHOLDERS' EQUITY	10,036,096	9,397,329	8,206,930

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	39,857,866	35,144,436	31,901,202

Página 49 de 62

3Q15 Results | November 12, 2015

12.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	3Q15	3Q14	Variation	9M15	9M14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	5,993,616	3,941,503	52.1%	17,205,460	11,409,432	50.8%
Electricity Sales to Distributors	811,481	909,123	-10.7%	2,730,703	2,270,563	20.3%
Revenue from building the infrastructure	252,049	230,253	9.5%	767,769	636,053	20.7%
Sectorial financial assets and liabilities	727,814	-	-	2,311,969	-	-
Other Operating Revenues(1)	860,087	530,588	62.1%	2,318,034	1,681,161	37.9%
	8,645,047	5,611,467	54.1%	25,333,935	15,997,208	58.4%

DEDUCTIONS FROM OPERATING REVENUES	(3,677,875)	(1,369,492)	168.6%	(9,914,147)	(3,934,240)	152.0%
NET OPERATING REVENUES	4,967,172	4,241,976	17.1%	15,419,789	12,062,968	27.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,692,119)	(2,577,963)	4.4%	(9,207,611)	(7,239,007)	27.2%
Electricity Network Usage Charges	(447,923)	(82,893)	440.4%	(1,141,970)	(414,499)	175.5%
	(3,140,041)	(2,660,856)	18.0%	(10,349,581)	(7,653,506)	35.2%
OPERATING COSTS AND EXPENSES
Personnel	(237,429)	(213,360)	11.3%	(698,887)	(625,537)	11.7%
Material	(38,696)	(31,318)	23.6%	(105,822)	(88,122)	20.1%
Outsourced Services	(142,723)	(127,021)	12.4%	(412,743)	(372,590)	10.8%
Other Operating Costs/Expenses	(103,613)	(94,858)	9.2%	(417,956)	(331,429)	26.1%
Allowance for Doubtful Accounts	(31,644)	(14,773)	114.2%	(94,109)	(61,005)	54.3%
Legal and judicial expenses	(47,595)	(28,869)	64.9%	(197,169)	(108,304)	82.1%
Others	(24,374)	(51,217)	-52.4%	(126,678)	(162,121)	-21.9%
Cost of building the infrastructure	(251,887)	(230,253)	9.4%	(766,605)	(636,053)	20.5%
Employee Pension Plans	(16,347)	(12,045)	35.7%	(49,036)	(36,123)	35.7%
Depreciation and Amortization	(249,397)	(213,407)	16.9%	(719,004)	(631,742)	13.8%
Amortization of Concession's Intangible	(64,882)	(73,541)	-11.8%	(233,574)	(218,989)	6.7%
	(1,104,974)	(995,803)	11.0%	(3,403,628)	(2,940,586)	15.7%

EBITDA	1,080,323	859,568	25.7%	2,744,996	2,418,505	13.5%

EBIT	722,157	585,316	23.4%	1,666,580	1,468,876	13.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	420,915	170,686	146.6%	1,037,481	648,172	60.1%
Financial Expenses	(767,451)	(545,666)	40.6%	(1,937,505)	(1,470,101)	31.8%
	(346,537)	(374,980)	-7.6%	(900,024)	(821,929)	9.5%

EQUITY ACCOUNTING
Equity Accounting	43,887	(12,696)	-445.7%	125,837	98,898	27.2%
Assets Surplus Value Amortization	(284)	(295)	-3.7%	(852)	(885)	-3.7%
	43,603	(12,991)	-435.6%	124,985	98,013	27.5%

INCOME BEFORE TAXES ON INCOME	419,223	197,345	112.4%	891,541	744,960	19.7%

Social Contribution	(40,337)	(29,428)	37.1%	(104,972)	(91,283)	15.0%
Income Tax	(98,665)	(70,786)	39.4%	(273,798)	(236,850)	15.6%

NET INCOME	280,221	97,131	188.5%	512,771	416,827	23.0%
Controlling Shareholders' Interest	267,613	96,041	178.6%	560,763	437,172	28.3%
Non-Controlling Shareholders' Interest	12,608	1,090	1056.8%	(47,992)	(20,344)	135.9%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity

Página 50 de 62

3Q15 Results | November 12, 2015

12.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted
	3Q15	3Q14	Variation	9M15	9M14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	5,989,513	3,693,262	62.2%	17,201,356	11,060,123	55.5%
Electricity Sales to Distributors	742,071	926,494	-19.9%	2,550,279	2,445,520	4.3%
Revenue from building the infrastructure	252,049	230,253	9.5%	767,769	636,053	20.7%
Sectorial financial assets and liabilities	727,814	-	-	2,311,969	-	-
Other Operating Revenues(1)	860,850	530,112	62.4%	2,316,682	1,678,350	38.0%
	8,572,298	5,380,122	59.3%	25,148,055	15,820,047	59.0%

DEDUCTIONS FROM OPERATING REVENUES	(3,675,579)	(1,340,204)	174.3%	(9,883,639)	(3,874,303)	155.1%
NET OPERATING REVENUES	4,896,719	4,039,918	21.2%	15,264,416	11,945,743	27.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,511,215)	(2,098,959)	19.6%	(8,402,764)	(6,051,693)	38.8%
Electricity Network Usage Charges	(455,515)	(77,054)	491.2%	(1,161,294)	(418,324)	177.6%
	(2,966,730)	(2,176,013)	36.3%	(9,564,058)	(6,470,017)	47.8%
OPERATING COSTS AND EXPENSES
Personnel	(231,091)	(208,343)	10.9%	(681,800)	(611,388)	11.5%
Material	(112,527)	(193,120)	-41.7%	(343,493)	(494,695)	-30.6%
Outsourced Services	(131,205)	(121,267)	8.2%	(381,157)	(359,453)	6.0%
Other Operating Costs/Expenses	(112,713)	(100,277)	12.4%	(374,409)	(350,177)	6.9%
Allowance for Doubtful Accounts	(31,377)	(14,773)	112.4%	(93,865)	(61,092)	53.6%
Legal and judicial expenses	(46,488)	(28,593)	62.6%	(148,797)	(107,830)	38.0%
Others	(34,847)	(56,911)	-38.8%	(131,747)	(181,255)	-27.3%
Cost of building the infrastructure	(251,887)	(230,253)	9.4%	(766,605)	(636,053)	20.5%
Employee Pension Plans	(16,347)	(12,045)	35.7%	(49,036)	(36,123)	35.7%
Depreciation and Amortization	(226,886)	(210,982)	7.5%	(665,934)	(626,875)	6.2%
Amortization of Concession's Intangible	(48,911)	(59,662)	-18.0%	(176,597)	(178,018)	-0.8%
	(1,131,566)	(1,135,950)	-0.4%	(3,439,031)	(3,292,782)	4.4%

Adjusted EBITDA²	1,074,219	998,600	7.6%	3,103,858	2,986,884	3.9%

EBIT	798,422	727,955	9.7%	2,261,327	2,182,945	3.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	410,700	189,669	116.5%	997,064	689,359	44.6%
Financial Expenses	(736,733)	(540,130)	36.4%	(1,852,018)	(1,446,624)	28.0%
	(326,033)	(350,461)	-7.0%	(854,955)	(757,265)	12.9%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	-	(953)	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	-	(953)	-

INCOME BEFORE TAXES ON INCOME	472,389	377,494	25.1%	1,406,372	1,424,728	-1.3%

Social Contribution	(46,812)	(41,296)	13.4%	(146,666)	(147,573)	-0.6%
Income Tax	(120,293)	(108,042)	11.3%	(382,865)	(398,799)	-4.0%

Adjusted NET INCOME³	305,284	228,156	33.8%	876,841	878,356	-0.2%

   Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 2014 and disregard non-recurring effects. Since 4Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, were recognized by the IFRS.

(2)    TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

Página 51 de 62

3Q15 Results | November 12, 2015

12.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q15	Last 12M

Beginning Balance	3,703,730	4,000,285

Net Income Before Taxes	419,223	1,656,885

Depreciation and Amortization	314,279	1,261,811
Interest on Debts and Monetary and Foreign Exchange Restatements	258,888	1,475,808
Consumers, Concessionaries and Licensees	28,052	(1,006,696)
Sectoral Financial Assets	(608,467)	(2,204,519)
Accounts Receivable - Resources Provided by the CDE/CCEE	(138,382)	(282,466)
Suppliers	(14,102)	287,752
Sectoral Financial Liabilities	(507)	(943)
Accounts Payable - Resources Provided by the CDE	(19,685)	40,000
Interest on Debts and Debentures Paid	(418,616)	(1,555,274)
Income Tax and Social Contribution Paid	(64,621)	(369,643)
Others	475,720	1,863,941
	(187,441)	(490,229)

Total Operating Activities	231,782	1,166,656

Investment Activities
Cash Incorporated in Business Combination	-	139,293
Acquisition of Property, Plant and Equipment, and Intangibles	(218,582)	(1,239,469)
Others	(13,674)	(28,643)
Total Investment Activities	(232,256)	(1,128,819)

Financing Activities
Capital Increase by Non Controlling Shareholders	-	217
Loans and Debentures	660,140	4,573,258
Principal Amortization of Loans and Debentures, Net of Derivatives	(313,803)	(4,100,919)
Dividend and Interest on Equity Paid	(336)	(429,363)
Others	(15,883)	(47,941)
Total Financing Activities	330,118	(4,748)

Cash Flow Generation	329,644	33,089

Ending Balance - 09/30/2015	4,033,374	4,033,374

Página 52 de 62

3Q15 Results | November 12, 2015

12.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	3Q15	3Q14	Var.	9M15	9M14	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	272,066	341,052	-20.2%	784,724	925,798	-15.2%
Other Operating Revenues	1,299	1,240	4.8%	3,893	3,670	6.1%
	273,365	342,291	-20.1%	788,616	929,468	-15.2%

DEDUCTIONS FROM OPERATING REVENUE	(24,672)	(27,165)	-9.2%	(69,410)	(63,668)	9.0%
NET OPERATING REVENUE	248,693	315,126	-21.1%	719,207	865,800	-16.9%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(71,100)	(166,047)	-57.2%	(161,089)	(288,051)	-44.1%
Eletricity Network Usage Charges	(5,891)	(5,298)	11.2%	(16,267)	(14,018)	16.0%
	(76,991)	(171,345)	-55.1%	(177,356)	(302,069)	-41.3%
OPERATING COSTS AND EXPENSES
Personnel	(8,452)	(8,031)	5.2%	(24,586)	(23,903)	2.9%
Material	(837)	(392)	113.6%	(1,697)	(863)	96.6%
Outsourced Services	(4,029)	(4,180)	-3.6%	(13,702)	(11,697)	17.1%
Other Operating Costs/Expenses	(8,912)	(7,289)	22.3%	(21,030)	(27,519)	-23.6%
Employee Pension Plans	(113)	(19)	488.3%	(340)	(57)	491.6%
Depreciation and Amortization	(27,882)	(27,335)	2.0%	(83,873)	(82,043)	2.2%
Amortization of Concession's Intangible	(4,046)	(4,153)	-2.6%	(12,138)	(12,447)	-2.5%
	(54,272)	(51,399)	5.6%	(157,365)	(158,529)	-0.7%

EBITDA	193,245	111,173	73.8%	606,333	598,574	1.3%

EBIT	117,429	92,382	27.1%	384,486	405,202	-5.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	32,726	28,745	13.9%	83,482	71,164	17.3%
Financial Expenses	(156,152)	(139,587)	11.9%	(413,081)	(365,420)	13.0%
Interest on Equity	-	-	-	-	-	-
	(123,426)	(110,842)	11.4%	(329,598)	(294,256)	12.0%

EQUITY ACCOUNTING
Equity Accounting	43,887	(12,696)	-445.7%	125,836	98,883	27.3%
Assets Surplus Value Amortization	(284)	(295)	-3.9%	(852)	(886)	-3.9%
	43,603	(12,991)	-435.6%	124,985	97,996	27.5%

INCOME BEFORE TAXES ON INCOME	37,607	(31,452)	-219.6%	179,872	208,943	-13.9%

Social Contribution	1,478	1,249	18.4%	(3,856)	(9,994)	-61.4%
Income Tax	4,169	3,464	20.4%	(10,894)	(27,809)	-60.8%

NET INCOME (LOSS)	43,254	(26,739)	-261.8%	165,122	171,139	-3.5%
Controlling Shareholders' Interest	43,664	(20,309)	-315.0%	150,223	149,629	0.4%
Non-Controlling Shareholders' Interest	(410)	(6,430)	-93.6%	14,899	21,510	-30.7%

Página 53 de 62

3Q15 Results | November 12, 2015

12.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	3Q15	3Q14	Var.	9M15	9M14	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	542,889	691,302	-21.5%	1,615,660	1,960,058	-17.6%
Other Operating Revenues	716	798	-10.3%	1,933	2,245	-13.9%
	543,605	692,100	-21.5%	1,617,593	1,962,302	-17.6%

DEDUCTIONS FROM OPERATING REVENUE	(48,884)	(59,455)	-17.8%	(145,557)	(154,455)	-5.8%
NET OPERATING REVENUE	494,720	632,644	-21.8%	1,472,036	1,807,847	-18.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(33,538)	(145,761)	-77.0%	77,879	(269,419)	-128.9%
Eletricity Network Usage Charges	(21,390)	(19,439)	10.0%	(61,440)	(55,714)	10.3%
	(54,928)	(165,200)	-66.8%	16,438	(325,133)	-105.1%
OPERATING COSTS AND EXPENSES
Personnel	(11,529)	(10,694)	7.8%	(33,309)	(30,807)	8.1%
Material	(77,142)	(163,378)	-52.8%	(246,378)	(409,843)	-39.9%
Outsourced Services	(8,949)	(10,359)	-13.6%	(29,228)	(28,041)	4.2%
Other Operating Costs/Expenses	(17,792)	(16,565)	7.4%	(48,667)	(52,545)	-7.4%
Employee Pension Plans	(113)	(19)	488.3%	(340)	(57)	491.6%
Depreciation and Amortization	(55,151)	(54,328)	1.5%	(165,155)	(163,771)	0.8%
Amortization of Concession's Intangible	(4,330)	(4,448)	-2.7%	(12,990)	(13,333)	-2.6%
	(175,006)	(259,791)	-32.6%	(536,066)	(698,399)	-23.2%

EBITDA	324,268	266,429	21.7%	1,130,553	960,467	17.7%

EBIT	264,787	207,654	27.5%	952,408	784,316	21.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	43,716	35,715	22.4%	96,426	87,901	9.7%
Financial Expenses	(203,499)	(172,256)	18.1%	(543,660)	(478,311)	13.7%
Interest on Equity	-	-	-	-	-	-
	(159,783)	(136,541)	17.0%	(447,234)	(390,409)	14.6%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	-	(953)	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	-	(953)	-

INCOME BEFORE TAXES ON INCOME	105,004	71,113	47.7%	505,174	392,954	28.6%

Social Contribution	(8,589)	(6,942)	23.7%	(44,640)	(35,765)	24.8%
Income Tax	(21,346)	(19,152)	11.5%	(114,452)	(98,711)	15.9%

NET INCOME (LOSS)	75,068	45,019	66.7%	346,082	258,478	33.9%

Note: Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects in the EBITDA of R$ 48 million in 3Q15 and of R$ 102 million in 3Q14, and in the Net Income of R$ 31 million in 3Q15 and of R$ 67 million in 3Q14.

Página 54 de 62

3Q15 Results | November 12, 2015

12.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	3Q15	3Q14	Var.	9M15	9M14	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	8,481	-	0.0%	8,481	-	0.0%
Eletricity Sales to Distributors	420,018	368,744	13.9%	1,119,415	939,597	19.1%
Other Operating Revenues	858	407	110.5%	5,921	869	581.5%
	429,356	369,151	16.3%	1,133,817	940,466	20.6%

DEDUCTIONS FROM OPERATING REVENUE	(27,462)	(24,943)	10.1%	(71,888)	(62,201)	15.6%
NET OPERATING REVENUE	401,894	344,208	16.8%	1,061,929	878,265	20.9%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(26,816)	(52,563)	-49.0%	(174,255)	(232,198)	-25.0%
Eletricity Network Usage Charges	(17,600)	(13,607)	29.3%	(56,844)	(39,091)	45.4%
	(44,415)	(66,169)	-32.9%	(231,099)	(271,289)	-14.8%
OPERATING COSTS AND EXPENSES
Personnel	(19,457)	(18,652)	4.3%	(53,339)	(51,143)	4.3%
Material	(5,113)	(2,876)	77.8%	(14,487)	(5,985)	142.1%
Outsourced Services	(34,267)	(29,633)	15.6%	(99,586)	(72,828)	36.7%
Other Operating Costs/Expenses	(2,845)	(9,070)	-68.6%	(34,117)	(22,832)	49.4%
Depreciation and Amortization	(102,875)	(71,454)	44.0%	(277,652)	(210,356)	32.0%
Amortization of Concession's Intangible	(33,591)	(34,427)	-2.4%	(119,510)	(101,680)	17.5%
	(198,147)	(166,111)	19.3%	(598,690)	(464,824)	28.8%

EBITDA (IFRS)(1)	295,797	217,808	35.8%	629,302	454,188	38.6%

EBIT	159,332	111,928	42.4%	232,140	142,152	63.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	39,558	22,818	73.4%	99,046	70,831	39.8%
Financial Expenses	(157,064)	(104,549)	50.2%	(435,289)	(299,838)	45.2%
	(117,506)	(81,731)	43.8%	(336,243)	(229,007)	46.8%

INCOME BEFORE TAXES ON INCOME	41,825	30,196	38.5%	(104,102)	(86,855)	19.9%

Social Contribution	(7,426)	(6,053)	22.7%	(12,964)	(8,075)	60.6%
Income Tax	(8,032)	(6,067)	32.4%	(14,293)	(7,189)	98.8%

NET INCOME (IFRS)	26,367	18,076	45.9%	(131,360)	(102,118)	28.6%
Controlling Shareholders' Interest	25,865	17,958	44.0%	(132,651)	(102,298)	29.7%
Non-Controlling Shareholders' Interest	502	118	326.5%	1,291	180	618.1%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 55 de 62

3Q15 Results | November 12, 2015

12.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Ajusted (Proportional Participation)
	3Q15	3T14	Var.	Var. %	9M15	9M14	Var.	Var. %
OPERATING REVENUE
Eletricity Sales to Final Consumers	4,377	-	4,377	0.0%	4,377	-	4,377	0.0%
Eletricity Sales to Distributors	216,775	216,928	(153)	-0.1%	577,741	552,807	24,934	4.5%
Other Operating Revenues	443	240	203	84.7%	3,056	511	2,545	497.9%
	221,595	217,168	4,427	2.0%	585,174	553,318	31,856	5.8%

DEDUCTIONS FROM OPERATING REVENUE	(14,173)	(14,674)	500	-3.4%	(37,102)	(36,596)	(506)	1.4%
NET OPERATING REVENUE	207,422	202,494	4,928	2.4%	548,072	516,722	31,350	6.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(13,840)	(30,922)	17,082	-55.2%	(89,935)	(136,617)	46,682	-34.2%
Eletricity Network Usage Charges	(9,083)	(8,005)	(1,079)	13.5%	(29,338)	(22,999)	(6,339)	27.6%
	(22,923)	(38,927)	16,004	-41.1%	(119,273)	(159,616)	40,343	-25.3%
OPERATING COSTS AND EXPENSES
Personnel	(10,042)	(10,973)	931	-8.5%	(27,529)	(30,090)	2,561	-8.5%
Material	(2,639)	(1,692)	(947)	56.0%	(7,477)	(3,521)	(3,956)	112.3%
Outsourced Services	(17,686)	(17,433)	(253)	1.5%	(51,397)	(42,847)	(8,550)	20.0%
Other Operating Costs/Expenses	(1,468)	(5,336)	3,867	-72.5%	(17,608)	(13,433)	(4,175)	31.1%
Depreciation and Amortization	(53,095)	(42,036)	(11,059)	26.3%	(143,299)	(123,761)	(19,538)	15.8%
Amortization of Concession's Intangible	(17,337)	(20,253)	2,916	-14.4%	(61,680)	(59,822)	(1,858)	3.1%
	(102,266)	(97,721)	(4,544)	4.7%	(308,990)	(273,474)	(35,516)	13.0%

EBITDA	152,664	128,135	24,529	19.1%	324,789	267,216	57,573	21.5%
Ajusted EBITDA(1)	158,671	149,607	9,064	6.1%	384,138	351,284	32,854	9.4%

EBIT	82,233	65,846	16,387	24.9%	119,810	83,633	36,177	43.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	20,416	13,424	6,993	52.1%	51,119	41,673	9,445	22.7%
Financial Expenses	(81,062)	(61,505)	(19,557)	31.8%	(224,657)	(176,408)	(48,249)	27.4%
	(60,646)	(48,082)	(12,565)	26.1%	(173,538)	(134,735)	(38,804)	28.8%

INCOME BEFORE TAXES ON INCOME	21,586	17,764	3,822	21.5%	(53,728)	(51,102)	(2,626)	5.1%

Social Contribution	(3,833)	(3,561)	(271)	7.6%	(6,691)	(4,750)	(1,940)	40.8%
Income Tax	(4,145)	(3,569)	(576)	16.1%	(7,377)	(4,229)	(3,148)	74.4%

NET INCOME (IFRS)	13,608	10,634	2,975	28.0%	(67,796)	(60,082)	(7,714)	12.8%
Ajusted NET INCOME(1)	19,616	32,107	(12,491)	-38.9%	(8,447)	23,986	(32,434)	-135.2%
Controlling Shareholders' Interest	13,349	10,565	2,785	26.4%	(68,463)	(60,190)	(8,273)	13.7%
Non-Controlling Shareholders' Interest	259	69	190	274.2%	667	106	561	530.0%

Note: (1) Considers the proportional participation and excludes the non-recurring effect.

Página 56 de 62

3Q15 Results | November 12, 2015

12.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	3Q15	3Q14	Variation	9M15	9M14	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,703,678	3,710,137	53.7%	16,355,097	10,722,033	52.5%
Electricity Sales to Distributors	109,989	119,173	-7.7%	721,983	219,981	228.2%
Revenue from building the infrastructure	247,560	213,361	16.0%	735,825	608,230	21.0%
Sectoral financial assets and liabilities	727,814	-	-	2,311,969	-	-
Other Operating Revenues	840,752	504,340	66.7%	2,242,591	1,597,196	40.4%
	7,629,793	4,547,011	67.8%	22,367,467	13,147,440	70.1%

DEDUCTIONS FROM OPERATING REVENUE	(3,579,976)	(1,269,903)	181.9%	(9,622,361)	(3,663,377)	162.7%
NET OPERATING REVENUE	4,049,817	3,277,107	23.6%	12,745,106	9,484,062	34.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,381,929)	(2,156,547)	10.5%	(8,175,128)	(6,173,629)	32.4%
Electricity Network Usage Charges	(427,507)	(64,952)	558.2%	(1,074,535)	(367,709)	192.2%
	(2,809,436)	(2,221,499)	26.5%	(9,249,663)	(6,541,338)	41.4%
OPERATING COSTS AND EXPENSES
Personnel	(163,408)	(147,408)	10.9%	(487,342)	(442,420)	10.2%
Material	(26,157)	(21,006)	24.5%	(69,797)	(62,838)	11.1%
Outsourced Services	(133,395)	(116,080)	14.9%	(380,879)	(341,819)	11.4%
Other Operating Costs/Expenses	(92,290)	(79,305)	16.4%	(367,868)	(285,474)	28.9%
Allowance for Doubtful Accounts	(31,269)	(13,525)	131.2%	(90,832)	(58,674)	54.8%
Legal and Judicial Expenses	(41,233)	(27,825)	48.2%	(181,929)	(105,616)	72.3%
Others	(19,789)	(37,954)	-47.9%	(95,107)	(121,185)	-21.5%
Cost of building the infrastructure	(247,560)	(213,361)	16.0%	(735,825)	(608,230)	21.0%
Employee Pension Plans	(16,234)	(12,025)	35.0%	(48,696)	(36,066)	35.0%
Depreciation and Amortization	(112,697)	(111,206)	1.3%	(342,582)	(329,653)	3.9%
Amortization of Concession's Intangible	(5,014)	(5,107)	-1.8%	(15,404)	(15,334)	0.5%
	(796,755)	(705,497)	12.9%	(2,448,394)	(2,121,835)	15.4%

EBITDA (IFRS)(1)	561,337	466,424	20.3%	1,405,035	1,165,877	20.5%

EBIT	443,626	350,112	26.7%	1,047,049	820,889	27.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	301,861	72,545	316.1%	746,938	388,009	92.5%
Financial Expenses	(427,213)	(255,861)	67.0%	(1,001,381)	(683,034)	46.6%
Interest on Equity	-	-	-	-	-	-
	(125,351)	(183,317)	-31.6%	(254,443)	(295,024)	-13.8%

INCOME BEFORE TAXES ON INCOME	318,274	166,795	90.8%	792,606	525,865	50.7%

Social Contribution	(31,358)	(18,403)	70.4%	(74,977)	(56,203)	33.4%
Income Tax	(85,909)	(50,972)	68.5%	(206,160)	(152,089)	35.6%

Net Income (IFRS)	201,007	97,420	106.3%	511,469	317,573	61.1%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 57 de 62

3Q15 Results | November 12, 2015

12.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	3Q15	3Q14	Variation	9M15	9M14	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,703,678	3,461,897	64.8%	16,355,097	10,372,725	57.7%
Electricity Sales to Distributors	109,989	119,173	-7.7%	721,983	219,981	228.2%
Revenue from building the infrastructure	247,560	213,361	16.0%	735,825	608,230	21.0%
Sectoral financial assets and liabilities	727,814	-	-	2,311,969	-	-
Other Operating Revenues	840,752	504,340	66.7%	2,242,591	1,597,196	40.4%
	7,629,793	4,298,770	77.5%	22,367,467	12,798,131	74.8%

DEDUCTIONS FROM OPERATING REVENUE	(3,579,976)	(1,235,212)	189.8%	(9,592,361)	(3,585,283)	167.5%
NET OPERATING REVENUE	4,049,817	3,063,558	32.2%	12,775,106	9,212,848	38.7%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,381,929)	(1,905,701)	25.0%	(8,175,128)	(5,609,919)	45.7%
Electricity Network Usage Charges	(427,507)	(50,240)	750.9%	(1,074,535)	(344,863)	211.6%
	(2,809,436)	(1,955,941)	43.6%	(9,249,663)	(5,954,781)	55.3%
OPERATING COSTS AND EXPENSES
Personnel	(163,408)	(147,408)	10.9%	(487,342)	(442,420)	10.2%
Material	(26,157)	(21,006)	24.5%	(69,797)	(62,838)	11.1%
Outsourced Services	(133,395)	(116,080)	14.9%	(380,879)	(341,819)	11.4%
Other Operating Costs/Expenses	(92,290)	(79,329)	16.3%	(318,056)	(290,278)	9.6%
Allowance for Doubtful Accounts	(31,269)	(13,525)	131.2%	(90,832)	(58,674)	54.8%
Legal and Judicial Expenses	(41,233)	(27,825)	48.2%	(132,117)	(105,616)	25.1%
Others	(19,789)	(37,978)	-47.9%	(95,107)	(125,988)	-24.5%
Cost of building the infrastructure	(247,560)	(213,361)	16.0%	(735,825)	(608,230)	21.0%
Employee Pension Plans	(16,234)	(12,025)	35.0%	(48,696)	(36,066)	35.0%
Depreciation and Amortization	(112,697)	(111,206)	1.3%	(342,582)	(329,653)	3.9%
Amortization of Concession's Intangible	(5,014)	(5,107)	-1.8%	(15,404)	(15,334)	0.5%
	(796,755)	(705,521)	12.9%	(2,398,582)	(2,126,638)	12.8%

Adjusted EBITDA(1)	561,337	518,409	8.3%	1,484,847	1,476,416	0.6%

EBIT	443,626	402,096	10.3%	1,126,861	1,131,429	-0.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	301,861	98,562	206.3%	746,938	452,125	65.2%
Financial Expenses	(427,213)	(265,311)	61.0%	(1,001,381)	(680,605)	47.1%
Interest on Equity	-	-	-	-	-	-
	(125,351)	(166,749)	-24.8%	(254,443)	(228,480)	11.4%

INCOME BEFORE TAXES ON INCOME	318,274	235,347	35.2%	872,418	902,949	-3.4%

Social Contribution	(31,358)	(24,572)	27.6%	(82,160)	(90,141)	-8.9%
Income Tax	(85,909)	(68,110)	26.1%	(226,113)	(246,360)	-8.2%

Adjusted Net Income(2)	201,007	142,665	40.9%	564,145	566,449	-0.4%

Notes:

(1)     Adjusted EBITDA considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities)and excludes the non-recurring effects;

(2)     Adjusted Net Income considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

Página 58 de 62

3Q15 Results | November 12, 2015

12.12) Economic-Financial Performance – Distributors

(R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	4,086,626	2,446,401	67.0%	11,783,067	7,081,001	66.4%
Net Operating Revenue	2,155,126	1,761,453	22.3%	6,632,712	5,098,798	30.1%
Cost of Electric Power	(1,519,877)	(1,221,973)	24.4%	(4,875,263)	(3,600,403)	35.4%
Operating Costs & Expenses	(393,575)	(350,990)	12.1%	(1,243,089)	(1,061,622)	17.1%
EBIT	241,673	188,490	28.2%	514,360	436,773	17.8%
EBITDA (IFRS)(1)	295,005	241,744	22.0%	677,245	594,432	13.9%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	295,005	260,690	13.2%	677,245	690,556	-1.9%
Financial Income (Expense)	(106,357)	(86,390)	23.1%	(165,717)	(137,689)	20.4%
Income Before Taxes	135,316	102,100	32.5%	348,643	299,084	16.6%
Net Income (IFRS)	83,982	60,891	37.9%	221,667	181,567	22.1%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	83,982	75,911	10.6%	221,667	249,748	-11.2%

CPFL PIRATININGA
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	1,654,526	898,014	84.2%	5,055,216	2,822,430	79.1%
Net Operating Revenue	838,533	630,142	33.1%	2,807,103	1,989,082	41.1%
Cost of Electric Power	(616,293)	(476,975)	29.2%	(2,103,498)	(1,452,921)	44.8%
Operating Costs & Expenses	(150,305)	(144,687)	3.9%	(473,049)	(440,367)	7.4%
EBIT	71,935	8,480	748.3%	230,556	95,794	140.7%
EBITDA (IFRS)(1)	96,093	31,340	206.6%	302,799	163,723	84.9%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	96,093	99,347	-3.3%	302,799	327,231	-7.5%
Financial Income (Expense)	28,708	(39,066)		1,535	(70,819)
Income Before Taxes	100,643	(30,586)		232,090	24,975	829.3%
Net Income (IFRS)	64,184	(24,230)		150,216	8,256	1719.6%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	64,184	27,648	132.2%	150,216	132,845	13.1%

RGE
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	1,467,087	956,363	53.4%	4,323,838	2,519,667	71.6%
Net Operating Revenue	821,028	700,147	17.3%	2,610,508	1,850,875	41.0%
Cost of Electric Power	(530,790)	(416,607)	27.4%	(1,824,864)	(1,193,298)	52.9%
Operating Costs & Expenses	(196,789)	(160,230)	22.8%	(573,953)	(464,793)	23.5%
EBIT	93,449	123,309	-24.2%	211,691	192,783	9.8%
EBITDA (IFRS)(1)	127,338	155,641	-18.2%	311,907	289,011	7.9%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	127,338	118,177	7.8%	311,907	306,379	1.8%
Financial Income (Expense)	(32,576)	(46,086)	-29.3%	(73,417)	(73,200)	0.3%
Income Before Taxes	60,873	77,224	-21.2%	138,274	119,583	15.6%
Net Income (IFRS)	39,104	49,942	-21.7%	91,861	75,530	21.6%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	39,104	26,784	46.0%	91,861	92,186	-0.4%

CPFL SANTA CRUZ
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	183,012	119,375	53.3%	542,901	353,249	53.7%
Net Operating Revenue	105,121	90,107	16.7%	324,805	267,479	21.4%
Cost of Electric Power	(68,355)	(53,994)	26.6%	(219,978)	(154,129)	42.7%
Operating Costs & Expenses	(22,688)	(20,000)	13.4%	(66,185)	(69,019)	-4.1%
EBIT	14,078	16,112	-12.6%	38,642	44,331	-12.8%
EBITDA (IFRS)(1)	16,858	19,623	-14.1%	48,542	54,707	-11.3%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	16,858	17,353	-2.9%	48,542	48,071	1.0%
Financial Income (Expense)	(3,937)	(6,218)	-36.7%	(1,808)	(7,886)	-77.1%
Income Before Taxes	10,141	9,894	2.5%	36,834	36,445	1.1%
Net Income (IFRS)	6,461	6,319	2.2%	24,563	23,166	6.0%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	6,461	4,931	31.0%	24,563	19,303	27.3%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Sectoral Financial Assets & Liabilities) considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities);

(3)     Net Income (IFRS + Sectoral Financial Assets & Liabilities) considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities).

Página 59 de 62

3Q15 Results | November 12, 2015

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	55,058	32,809	67.8%	149,566	89,902	66.4%
Net Operating Revenue	32,546	25,966	25.3%	89,922	69,844	28.7%
Cost of Electric Power	(17,299)	(12,647)	36.8%	(51,422)	(31,964)	60.9%
Operating Costs & Expenses	(8,288)	(8,185)	1.3%	(23,596)	(23,377)	0.9%
EBIT	6,959	5,134	35.6%	14,904	14,503	2.8%
EBITDA (IFRS)(1)	7,922	6,526	21.4%	18,725	18,617	0.6%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	7,922	5,557	42.5%	18,725	15,980	17.2%
Financial Income (Expense)	(2,241)	(829)	170.3%	(2,537)	(309)	721.6%
Income Before Taxes	4,718	4,305	9.6%	12,367	14,195	-12.9%
Net Income (IFRS)	3,109	2,605	19.3%	7,887	9,027	-12.6%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	3,109	1,912	62.6%	7,887	7,140	10.5%

CPFL SUL PAULISTA
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	72,299	38,865	86.0%	203,171	114,489	77.5%
Net Operating Revenue	39,506	29,146	35.5%	114,669	86,174	33.1%
Cost of Electric Power	(22,363)	(14,362)	55.7%	(67,262)	(41,352)	62.7%
Operating Costs & Expenses	(10,098)	(9,770)	3.4%	(29,860)	(26,528)	12.6%
EBIT	7,045	5,014	40.5%	17,547	18,294	-4.1%
EBITDA (IFRS)(1)	8,231	6,386	28.9%	21,602	22,312	-3.2%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	8,231	7,668	7.3%	21,602	21,493	0.5%
Financial Income (Expense)	(2,949)	(1,718)	71.6%	(2,798)	(1,285)	117.8%
Income Before Taxes	4,096	3,296	24.3%	14,749	17,009	-13.3%
Net Income (IFRS)	2,675	1,988	34.6%	9,501	11,018	-13.8%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	2,675	2,770	-3.4%	9,501	10,395	-8.6%

CPFL JAGUARI
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	74,204	36,072	105.7%	210,442	108,180	94.5%
Net Operating Revenue	37,241	26,206	42.1%	110,018	78,522	40.1%
Cost of Electric Power	(26,004)	(19,773)	31.5%	(82,097)	(53,282)	54.1%
Operating Costs & Expenses	(6,655)	(5,880)	13.2%	(18,911)	(19,357)	-2.3%
EBIT	4,583	553	729.3%	9,009	5,883	53.1%
EBITDA (IFRS)(1)	5,266	1,350	290.0%	11,441	8,225	39.1%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	5,266	4,785	10.1%	11,441	12,763	-10.4%
Financial Income (Expense)	(3,186)	(1,905)	67.2%	(5,804)	(3,778)	53.6%
Income Before Taxes	1,397	(1,353)		3,205	2,106	52.2%
Net Income (IFRS)	796	(1,216)		1,687	872	93.5%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	796	960	-17.1%	1,687	3,686	-54.2%

CPFL MOCOCA
	3Q15	3Q14	Var.	9M15	9M14	Var.
Gross Operating Revenue	41,603	22,480	85.1%	111,224	68,181	63.1%
Net Operating Revenue	25,008	17,028	46.9%	66,375	52,144	27.3%
Cost of Electric Power	(11,682)	(7,936)	47.2%	(34,672)	(21,893)	58.4%
Operating Costs & Expenses	(9,422)	(6,072)	55.2%	(21,362)	(17,723)	20.5%
EBIT	3,904	3,020	29.3%	10,340	12,528	-17.5%
EBITDA (IFRS)(1)	4,625	3,815	21.2%	12,775	14,850	-14.0%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	4,625	4,832	-4.3%	12,775	14,640	-12.7%
Financial Income (Expense)	(2,814)	(1,104)	154.8%	(3,897)	(58)	6626.0%
Income Before Taxes	1,090	1,915	-43.1%	6,443	12,470	-48.3%
Net Income (IFRS)	696	1,122	-37.9%	4,086	8,137	-49.8%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	696	1,750	-60.2%	4,086	7,897	-48.3%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Sectoral Financial Assets & Liabilities) considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities);

(3)     Net Income (IFRS + Sectoral Financial Assets & Liabilities) considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities).

Página 60 de 62

3Q15 Results | November 12, 2015

12.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	2,070	2,179	-5.0%	6,677	6,830	-2.2%
Industrial	2,696	2,904	-7.2%	8,262	8,763	-5.7%
Commercial	1,290	1,340	-3.7%	4,223	4,267	-1.0%
Others	1,046	1,091	-4.2%	3,058	3,209	-4.7%
Total	7,101	7,514	-5.5%	22,220	23,069	-3.7%

CPFL Piratininga
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	900	952	-5.4%	2,960	3,038	-2.6%
Industrial	1,813	1,967	-7.8%	5,633	6,029	-6.6%
Commercial	558	544	2.6%	1,811	1,778	1.9%
Others	270	275	-2.0%	828	838	-1.3%
Total	3,541	3,738	-5.3%	11,232	11,684	-3.9%

RGE
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	608	644	-5.5%	1,866	1,882	-0.9%
Industrial	845	928	-8.9%	2,545	2,743	-7.2%
Commercial	320	348	-8.1%	1,072	1,098	-2.3%
Others	642	635	1.2%	2,011	2,022	-0.5%
Total	2,415	2,554	-5.5%	7,494	7,745	-3.2%

CPFL Santa Cruz
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	84	87	-4.0%	264	268	-1.4%
Industrial	55	56	-0.2%	169	169	-0.2%
Commercial	37	39	-5.0%	123	127	-3.3%
Others	88	93	-5.4%	262	284	-8.0%
Total	264	275	-3.9%	817	848	-3.7%

CPFL Jaguari
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	21	22	-4.8%	66	66	-0.8%
Industrial	94	95	-1.5%	286	293	-2.4%
Commercial	11	12	-4.0%	38	38	0.2%
Others	9	10	-3.0%	28	29	-3.0%
Total	135	139	-2.3%	418	426	-2.0%

CPFL Mococa
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	18	19	-3.2%	56	56	0.5%
Industrial	15	17	-14.4%	45	50	-9.8%
Commercial	7	7	-1.9%	24	24	-1.8%
Others	16	17	-2.3%	45	47	-4.4%
Total	56	60	-6.0%	170	177	-4.1%

CPFL Leste Paulista
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	24	25	-3.6%	74	75	-1.0%
Industrial	19	19	3.5%	57	55	4.8%
Commercial	10	10	6.5%	33	34	-0.5%
Others	34	34	-0.5%	83	91	-8.4%
Total	88	88	0.3%	248	254	-2.3%

CPFL Sul Paulista
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	35	37	-4.3%	108	110	-1.3%
Industrial	76	75	1.5%	233	219	6.6%
Commercial	13	14	-1.6%	44	43	1.3%
Others	23	23	2.9%	70	70	0.0%
Total	148	148	0.0%	455	441	3.1%

Página 61 de 62

3Q15 Results | November 12, 2015

12.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	2,070	2,179	-5.0%	6,677	6,830	-2.2%
Industrial	930	1,029	-9.7%	2,870	3,068	-6.5%
Commercial	1,162	1,216	-4.4%	3,810	3,921	-2.8%
Others	1,015	1,060	-4.2%	2,962	3,108	-4.7%
Total	5,177	5,484	-5.6%	16,319	16,926	-3.6%

CPFL Piratininga
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	900	952	-5.4%	2,960	3,038	-2.6%
Industrial	512	564	-9.2%	1,570	1,676	-6.3%
Commercial	499	491	1.6%	1,615	1,601	0.9%
Others	260	265	-1.9%	793	804	-1.3%
Total	2,171	2,271	-4.4%	6,939	7,118	-2.5%

RGE
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	608	644	-5.5%	1,866	1,882	-0.9%
Industrial	379	429	-11.6%	1,153	1,255	-8.1%
Commercial	307	328	-6.6%	1,015	1,035	-2.0%
Others	642	635	1.2%	2,011	2,022	-0.5%
Total	1,936	2,035	-4.9%	6,044	6,194	-2.4%

CPFL Santa Cruz
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	84	87	-4.0%	264	268	-1.4%
Industrial	44	45	-2.2%	135	136	-0.7%
Commercial	37	39	-4.9%	122	127	-3.3%
Others	88	93	-5.4%	262	284	-8.0%
Total	253	265	-4.3%	783	815	-3.9%

CPFL Jaguari
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	21	22	-4.8%	66	66	-0.8%
Industrial	77	80	-3.6%	235	238	-1.5%
Commercial	11	12	-4.0%	38	38	0.2%
Others	9	10	-3.0%	28	29	-3.0%
Total	118	123	-3.8%	366	371	-1.3%

CPFL Mococa
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	18	19	-3.2%	56	56	0.5%
Industrial	9	10	-16.0%	27	30	-11.6%
Commercial	7	7	-1.9%	24	24	-1.8%
Others	16	17	-2.3%	45	47	-4.4%
Total	51	53	-5.2%	151	157	-3.7%

CPFL Leste Paulista
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	24	25	-3.6%	74	75	-1.0%
Industrial	7	7	0.6%	21	20	6.2%
Commercial	10	10	6.5%	33	34	-0.5%
Others	34	34	-0.5%	83	91	-8.4%
Total	76	76	-0.5%	212	220	-3.3%

CPFL Sul Paulista
	3Q15	3Q14	Var.	9M15	9M14	Var.
Residential	35	37	-4.3%	108	110	-1.3%
Industrial	24	20	17.1%	72	61	18.1%
Commercial	13	14	-1.6%	44	43	1.3%
Others	23	23	2.9%	70	70	0.0%
Total	96	94	2.5%	294	284	3.6%

Página 62 de 62

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.